UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Interim Financial Information

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

At March 31, 2025 and report on review of interim financial information

(A free translation of the original in Portuguese)

INDEX

PETROBRAS

2

Parent Company Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	03.31.2025	12.31.2024
1	Total Assets	1,548,166,000	1,569,110,000
1.01	Current Assets	178,196,000	209,362,000
1.01.01	Cash and Cash Equivalents	7,140,000	3,134,000
1.01.02	Marketable Securities	14,036,000	13,941,000
1.01.03	Trade and Other Receivables	95,734,000	129,592,000
1.01.04	Inventories	37,408,000	36,774,000
1.01.06	Recoverable Taxes	8,918,000	11,649,000
1.01.06.01	Current Recoverable Taxes	8,918,000	11,649,000
1.01.06.01.01	Recoverable Income Taxes	2,442,000	2,321,000
1.01.06.01.02	Other Recoverable Taxes	6,476,000	9,328,000
1.01.08	Other Current Assets	14,960,000	14,272,000
1.01.08.01	Non-Current Assets Held for Sale	3,460,000	3,455,000
1.01.08.03	Others	11,500,000	10,817,000
1.01.08.03.03	Others	11,500,000	10,817,000
1.02	Non-Current Assets	1,369,970,000	1,359,748,000
1.02.01	Long-Term Receivables	123,808,000	121,017,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	4,806,000	3,605,000
1.02.01.04	Trade and Other Receivables	5,158,000	6,964,000
1.02.01.07	Deferred Taxes	22,844,000	21,742,000
1.02.01.07.02	Deferred Taxes and Contributions	22,844,000	21,742,000
1.02.01.10	Other Non-Current Assets	91,000,000	88,706,000
1.02.01.10.04	Judicial Deposits	74,552,000	72,282,000
1.02.01.10.05	Other Assets	16,448,000	16,424,000
1.02.02	Investments	344,266,000	366,398,000
1.02.03	Property, Plant and Equipment	888,982,000	858,561,000
1.02.04	Intangible Assets	12,914,000	13,772,000

3

Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	03.31.2025	12.31.2024
2	Total Liabilities	1,548,166,000	1,569,110,000
2.01	Current Liabilities	277,746,000	281,677,000
2.01.01	Payroll, Profit Sharing and Related Charges	8,868,000	8,221,000
2.01.02	Trade Payables	34,360,000	39,741,000
2.01.03	Taxes Obligations	4,676,000	4,121,000
2.01.03.01	Federal Taxes Obligations	4,676,000	4,121,000
2.01.03.01.01	Income Tax and Social Contribution Payable	4,676,000	4,121,000
2.01.04	Current Debt and Finance Lease Obligations	174,420,000	161,475,000
2.01.04.01	Current Debt	121,275,000	106,522,000
2.01.04.03	Lease Obligations	53,145,000	54,953,000
2.01.05	Other Liabilities	32,465,000	48,274,000
2.01.05.02	Others	32,465,000	48,274,000
2.01.05.02.01	Dividends and Interest on Capital Payable	−	16,334,000
2.01.05.02.04	Other Taxes Payable	20,149,000	19,895,000
2.01.05.02.06	Other liabilities	12,316,000	12,045,000
2.01.06	Provisions	18,500,000	15,427,000
2.01.06.02	Other Provisions	18,500,000	15,427,000
2.01.06.02.04	Pension and Medical Benefits	5,065,000	5,001,000
2.01.06.02.05	Provision for Decommissioning Costs	13,435,000	10,426,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	4,457,000	4,418,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	4,457,000	4,418,000
2.02	Non-Current Liabilities	874,579,000	921,427,000
2.02.01	Non-Current Debt and Finance Lease Obligations	599,357,000	660,823,000
2.02.01.01	Non-Current Debt	412,393,000	478,198,000
2.02.01.03	Lease Obligations	186,964,000	182,625,000
2.02.02	Other Liabilities	3,228,000	3,256,000
2.02.02.02	Others	3,228,000	3,256,000
2.02.02.02.03	Income Taxes Payable	3,228,000	3,256,000
2.02.03	Deferred Taxes	32,714,000	14,254,000
2.02.03.01	Deferred Income Taxes	32,714,000	14,254,000
2.02.04	Provisions	239,280,000	243,094,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	15,134,000	16,451,000
2.02.04.02	Other Provisions	224,146,000	226,643,000
2.02.04.02.04	Pension and Medical Benefits	65,282,000	64,226,000
2.02.04.02.05	Provision for Decommissioning Costs	148,256,000	151,221,000
2.02.04.02.06	Employee Benefits	484,000	490,000
2.02.04.02.07	Other liabilities	10,124,000	10,706,000
2.03	Shareholders' Equity	395,841,000	366,006,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,322,000	(2,241,000)
2.03.04	Profit Reserves	89,414,000	94,977,000
2.03.05	Retained Earnings/Losses	35,209,000	−
2.03.08	Other Comprehensive Income	62,464,000	67,838,000

4

Parent Company Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2025 to 03/31/2025	Accumulated of the Previous Period 01/01/2024 to 03/31/2024
3.01	Sales Revenues	121,652,000	115,376,000
3.02	Cost of Sales	(63,233,000)	(55,913,000)
3.03	Gross Profit	58,419,000	59,463,000
3.04	Operating Expenses / Income	(11,917,000)	(11,315,000)
3.04.01	Selling Expenses	(6,906,000)	(6,577,000)
3.04.02	General and Administrative Expenses	(2,219,000)	(1,906,000)
3.04.05	Other Operating Expenses	(8,088,000)	(6,643,000)
3.04.05.01	Other Taxes	(358,000)	(361,000)
3.04.05.02	Research and Development Expenses	(1,179,000)	(908,000)
3.04.05.03	Exploration Costs	(1,739,000)	(666,000)
3.04.05.05	Other Operating Expenses, Net	(4,501,000)	(4,774,000)
3.04.05.07	Impairment (losses) reversals, net	(311,000)	66,000
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	5,296,000	3,811,000
3.05	Net Income Before Financial Results and Income Taxes	46,502,000	48,148,000
3.06	Finance Income (Expenses), Net	6,117,000	(13,857,000)
3.06.01	Finance Income	3,211,000	2,480,000
3.06.01.01	Finance Income	3,211,000	2,480,000
3.06.02	Finance Expenses	2,906,000	(16,337,000)
3.06.02.01	Finance Expenses	(12,350,000)	(9,047,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	15,256,000	(7,290,000)
3.07	Net Income Before Income Taxes	52,619,000	34,291,000
3.08	Income Tax and Social Contribution	(17,410,000)	(10,591,000)
3.08.01	Current	(10,231,000)	(11,405,000)
3.08.02	Deferred	(7,179,000)	814,000
3.09	Net Income from Continuing Operations	35,209,000	23,700,000
3.11	Income / (Loss) for the Period	35,209,000	23,700,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	2.73	1.83
3.99.01.02	Preferred Shares	2.73	1.83
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	2.73	1.83
3.99.02.02	Preferred Shares	2.73	1.83

5

Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2025 to 03/31/2025	Accumulated of the Previous Period 01/01/2024 to 03/31/2024
4.01	Net Income for the Period	35,209,000	23,700,000
4.02	Other Comprehensive Income	(5,374,000)	4,640,000
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	−	−
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	−
4.02.03	Translation Adjustments in investees	(27,954,000)	8,983,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	−	−
4.02.05	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive incomes - Reclassified to Profit or Loss	−	−
4.02.06	Deferred Income Tax and Social Contribution on securities measured at fair value through other comprehensive income	−	−
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	28,940,000	(9,966,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	4,237,000	3,422,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(11,280,000)	2,225,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	683,000	(24,000)
4.03	Total Comprehensive Income for the Period	29,835,000	28,340,000

6

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2025 to 03/31/2025 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000
5.03	Adjusted Opening Balance	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000
5.04	Capital Transactions with Owners	−	5,563,000	(5,563,000)	−	−	−
5.04.12	Cancellation of treasury shares	−	5,563,000	(5,563,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	35,209,000	(5,374,000)	29,835,000
5.05.01	Net Income for the Period	−	−	−	35,209,000	−	35,209,000
5.05.02	Other Comprehensive Income	−	−	−	−	(5,374,000)	(5,374,000)
5.07	Balance at the End of the Period	205,432,000	3,322,000	89,414,000	35,209,000	62,464,000	395,841,000

7

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2024 to 03/31/2024 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000
5.03	Adjusted Opening Balance	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000
5.04	Capital Transactions with Owners	−	(1,147,000)	−	2,000	−	(1,145,000)
5.04.04	Treasury Shares Acquired	−	(1,147,000)	−	−	−	(1,147,000)
5.04.11	Expired dividends	−	−	−	2,000	−	2,000
5.05	Total of Comprehensive Income	−	−	−	23,700,000	4,640,000	28,340,000
5.05.01	Net Income for the Period	−	−	−	23,700,000	−	23,700,000
5.05.02	Other Comprehensive Income	−	−	−	−	4,640,000	4,640,000
5.07	Balance at the End of the Period	205,432,000	(1,469,000)	158,955,000	23,702,000	21,016,000	407,636,000

b

8

Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2025 to 03/31/2025	Accumulated of the Previous Period 01/01/2024 to 03/31/2024

6.01	Net cash provided by operating activities	41,765,000	40,628,000
6.01.01	Cash provided by operating activities	64,174,000	64,257,000
6.01.01.01	Net Income for the period	35,209,000	23,700,000
6.01.01.02	Pension and medical benefits (actuarial expense)	2,368,000	2,079,000
6.01.01.03	Results in equity-accounted investments	(5,296,000)	(3,811,000)
6.01.01.04	Depreciation, depletion and amortization	19,639,000	17,298,000
6.01.01.05	Impairment of assets (reversal), net	311,000	(66,000)
6.01.01.06	Exploratory expenditures write-offs	1,202,000	248,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	1,064,000	1,339,000
6.01.01.08	Foreign exchange, indexation and finance charges	(7,853,000)	12,609,000
6.01.01.10	Allowance (reversals) for credit loss on trade and other receivables, net	(121,000)	121,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,864,000	1,375,000
6.01.01.15	Income Taxes	17,410,000	10,591,000
6.01.01.16	Results from co-participation agreements in bid areas	(403,000)	(237,000)
6.01.01.17	Gain on disposal/write-offs of assets	(317,000)	(648,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(903,000)	(341,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(13,506,000)	(11,158,000)
6.01.02.01	Trade and other receivables, net	(6,805,000)	(3,361,000)
6.01.02.02	Inventories	(623,000)	(3,525,000)
6.01.02.03	Judicial deposits	(995,000)	(1,402,000)
6.01.02.05	Other assets	215,000	(84,000)
6.01.02.06	Trade payables	(2,171,000)	2,726,000
6.01.02.07	Other taxes	1,210,000	(2,539,000)
6.01.02.08	Pension and medical benefits	(1,248,000)	(998,000)
6.01.02.09	Provisions for legal proceedings	(2,194,000)	(379,000)
6.01.02.10	Other Employee Benefits	641,000	(334,000)
6.01.02.12	Provision for Decommissioning Costs	(1,062,000)	(1,253,000)
6.01.02.14	Other liabilities	(474,000)	(9,000)
6.01.03	Others	(8,903,000)	(12,471,000)
6.01.03.01	Income Taxes Paid	(8,903,000)	(12,471,000)
6.02	Net cash used in investing activities	(500,000)	3,847,000
6.02.01	Acquisition of PP&E and intangibles assets	(22,867,000)	(13,910,000)
6.02.02	Decrease (increase) in investments in investees	(73,000)	149,000
6.02.03	Proceeds from disposal of assets - Divestment	2,729,000	2,796,000
6.02.04	Divestment (investment) in marketable securities	17,407,000	12,560,000
6.02.05	Dividends received	164,000	301,000
6.02.08	Financial compensation for Co-participation Agreement	2,140,000	1,951,000
6.03	Net cash used in financing activities	(37,259,000)	(40,338,000)
6.03.02	Proceeds from financing	21,321,000	17,023,000
6.03.03	Repayment of principal - finance debt	(23,043,000)	(23,322,000)
6.03.04	Repayment of interest - finance debt	(6,272,000)	(5,901,000)
6.03.05	Dividends paid to shareholders of Petrobras	(16,587,000)	(17,182,000)
6.03.08	Settlement of lease liabilities	(12,678,000)	(9,809,000)
6.03.10	Share repurchase program	−	(1,147,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	4,006,000	4,137,000
6.05.01	Cash and cash equivalents at the beginning of the period	3,134,000	2,562,000
6.05.02	Cash and cash equivalents at the end of the period	7,140,000	6,699,000

9

Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2025 to 03/31/2025	Accumulated of the Previous Period 01/01/2024 to 03/31/2024
7.01	Sales Revenues	177,724,000	163,196,000
7.01.01	Sales of Goods and Services	155,602,000	147,742,000
7.01.02	Other Revenues	3,021,000	2,600,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	18,980,000	12,975,000
7.01.04	Allowance for expected credit losses	121,000	(121,000)
7.02	Inputs Acquired from Third Parties	(64,949,000)	(52,497,000)
7.02.01	Cost of Sales	(21,052,000)	(21,872,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(31,735,000)	(20,903,000)
7.02.03	Impairment Charges / Reversals of Assets	(311,000)	66,000
7.02.04	Others	(11,851,000)	(9,788,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(11,851,000)	(9,788,000)
7.03	Gross Added Value	112,775,000	110,699,000
7.04	Retentions	(19,639,000)	(17,298,000)
7.04.01	Depreciation, Amortization and Depletion	(19,639,000)	(17,298,000)
7.05	Net Added Value Produced	93,136,000	93,401,000
7.06	Transferred Added Value	10,276,000	7,772,000
7.06.01	Share of Profit of Equity-Accounted Investments	5,296,000	3,811,000
7.06.02	Finance Income	3,211,000	2,480,000
7.06.03	Others	1,769,000	1,481,000
7.06.03.01	Rentals, royalties and others	1,769,000	1,481,000
7.07	Total Added Value to be Distributed	103,412,000	101,173,000
7.08	Distribution of Added Value	103,412,000	101,173,000
7.08.01	Employee Compensation	9,415,000	8,188,000
7.08.01.01	Salaries	5,999,000	5,234,000
7.08.01.02	Fringe Benefits	3,089,000	2,653,000
7.08.01.03	Unemployment Benefits (FGTS)	327,000	301,000
7.08.02	Taxes and Contributions	57,681,000	49,573,000
7.08.02.01	Federal	43,312,000	35,037,000
7.08.02.02	State	14,329,000	14,432,000
7.08.02.03	Municipal	40,000	104,000
7.08.03	Return on Third-Party Capital	1,107,000	19,712,000
7.08.03.01	Interest	(282,000)	18,230,000
7.08.03.02	Rental Expenses	1,389,000	1,482,000
7.08.04	Return on Shareholders' Equity	35,209,000	23,700,000
7.08.04.03	Retained Earnings / (Losses) for the Period	35,209,000	23,700,000

10

Consolidated Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	03.31.2025	12.31.2024
1	Total Assets	1,147,716,000	1,124,797,000
1.01	Current Assets	124,853,000	135,212,000
1.01.01	Cash and Cash Equivalents	26,960,000	20,254,000
1.01.02	Marketable Securities	17,078,000	26,397,000
1.01.03	Trade and Other Receivables	17,623,000	22,080,000
1.01.04	Inventories	42,779,000	41,550,000
1.01.06	Recoverable Taxes	9,330,000	12,175,000
1.01.06.01	Current Recoverable Taxes	9,330,000	12,175,000
1.01.06.01.01	Recoverable Income Taxes	2,585,000	2,545,000
1.01.06.01.02	Other Recoverable Taxes	6,745,000	9,630,000
1.01.08	Other Current Assets	11,083,000	12,756,000
1.01.08.01	Non-Current Assets Held for Sale	3,161,000	3,157,000
1.01.08.03	Others	7,922,000	9,599,000
1.01.08.03.03	Others	7,922,000	9,599,000
1.02	Non-Current Assets	1,022,863,000	989,585,000
1.02.01	Long-Term Receivables	130,308,000	127,626,000
1.02.01.03	Marketable Securities measured at amortized cost	4,806,000	3,605,000
1.02.01.04	Trade and Other Receivables	5,808,000	7,777,000
1.02.01.07	Deferred Taxes	29,095,000	28,011,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	5,646,000	5,710,000
1.02.01.07.02	Deferred Taxes and Contributions	23,449,000	22,301,000
1.02.01.10	Other Non-Current Assets	90,599,000	88,233,000
1.02.01.10.04	Judicial Deposits	75,078,000	72,745,000
1.02.01.10.05	Other Assets	15,521,000	15,488,000
1.02.02	Investments	4,178,000	4,081,000
1.02.03	Property, Plant and Equipment	875,273,000	843,917,000
1.02.04	Intangible Assets	13,104,000	13,961,000

11

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	03.31.2025	12.31.2024
2	Total Liabilities	1,147,716,000	1,124,797,000
2.01	Current Liabilities	173,828,000	194,808,000
2.01.01	Payroll, Profit Sharing and Related Charges	9,971,000	9,336,000
2.01.02	Trade Payables	31,265,000	37,659,000
2.01.03	Taxes Obligations	8,342,000	8,671,000
2.01.03.01	Federal Taxes Obligations	8,342,000	8,671,000
2.01.03.01.01	Income Taxes Payable	8,342,000	8,671,000
2.01.04	Current Debt and Lease Obligations	66,629,000	68,783,000
2.01.04.01	Current Debt	15,865,000	15,887,000
2.01.04.03	Lease Obligations	50,764,000	52,896,000
2.01.05	Other Liabilities	34,592,000	50,440,000
2.01.05.02	Others	34,592,000	50,440,000
2.01.05.02.01	Dividends and Interest on Capital Payable	81,000	16,452,000
2.01.05.02.04	Other Taxes Payable	20,531,000	20,336,000
2.01.05.02.06	Other liabilities	13,980,000	13,652,000
2.01.06	Provisions	18,572,000	15,501,000
2.01.06.02	Other Provisions	18,572,000	15,501,000
2.01.06.02.04	Pension and Medical Benefits	5,066,000	5,001,000
2.01.06.02.05	Provision for Decommissioning Costs	13,506,000	10,500,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	4,457,000	4,418,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	4,457,000	4,418,000
2.02	Non-Current Liabilities	576,285,000	562,475,000
2.02.01	Non-Current Debt and Finance Lease Obligations	303,685,000	304,684,000
2.02.01.01	Non-Current Debt	120,986,000	127,539,000
2.02.01.03	Lease Obligations	182,699,000	177,145,000
2.02.02	Other Liabilities	3,255,000	3,284,000
2.02.02.02	Others	3,255,000	3,284,000
2.02.02.02.03	Income Taxes Payable	3,255,000	3,284,000
2.02.03	Deferred Taxes	27,565,000	9,100,000
2.02.03.01	Deferred Taxes	27,565,000	9,100,000
2.02.04	Provisions	241,780,000	245,407,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	16,270,000	17,543,000
2.02.04.02	Other Provisions	225,510,000	227,864,000
2.02.04.02.04	Pension and Medical Benefits	66,686,000	65,576,000
2.02.04.02.05	Provision for Decommissioning Costs	148,776,000	151,753,000
2.02.04.02.06	Employee Benefits	502,000	506,000
2.02.04.02.07	Other liabilities	9,546,000	10,029,000
2.03	Shareholders' Equity	397,603,000	367,514,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,106,000	(2,457,000)
2.03.04	Profit Reserves	89,630,000	95,193,000
2.03.05	Retained Earnings/Losses	35,209,000	−
2.03.08	Other Comprehensive Income	62,464,000	67,838,000
2.03.09	Non-controlling interests	1,762,000	1,508,000

12

Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2025 to 03/31/2025	Accumulated of the Previous Period 01/01/2024 to 03/31/2024
3.01	Sales Revenues	123,144,000	117,721,000
3.02	Cost of Sales	(62,435,000)	(57,020,000)
3.03	Gross Profit	60,709,000	60,701,000
3.04	Operating Expenses / Income	(17,669,000)	(16,674,000)
3.04.01	Selling Expenses	(6,376,000)	(6,606,000)
3.04.02	General and Administrative Expenses	(2,592,000)	(2,216,000)
3.04.05	Other Operating Expenses	(9,196,000)	(7,395,000)
3.04.05.01	Other Taxes	(722,000)	(695,000)
3.04.05.02	Research and Development Expenses	(1,179,000)	(908,000)
3.04.05.03	Exploration Costs	(1,811,000)	(670,000)
3.04.05.05	Other Operating Expenses, Net	(5,194,000)	(5,167,000)
3.04.05.07	Impairment (losses) reversals, net	(290,000)	45,000
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	495,000	(457,000)
3.05	Net Income Before Financial Results and Income Taxes	43,040,000	44,027,000
3.06	Finance Income (Expenses), Net	10,595,000	(9,579,000)
3.06.01	Finance Income	1,737,000	2,736,000
3.06.01.01	Finance Income	1,737,000	2,736,000
3.06.02	Finance Expenses	8,858,000	(12,315,000)
3.06.02.01	Finance Expenses	(5,744,000)	(5,310,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	14,602,000	(7,005,000)
3.07	Net Income Before Income Taxes	53,635,000	34,448,000
3.08	Income Tax and Social Contribution	(18,304,000)	(10,638,000)
3.08.01	Current	(11,072,000)	(12,295,000)
3.08.02	Deferred	(7,232,000)	1,657,000
3.09	Net Income from Continuing Operations	35,331,000	23,810,000
3.11	Income / (Loss) for the Period	35,331,000	23,810,000
3.11.01	Attributable to Shareholders of Petrobras	35,209,000	23,700,000
3.11.02	Attributable to Non-Controlling Interests	122,000	110,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	2.73	1.83
3.99.01.02	Preferred Shares	2.73	1.83
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	2.73	1.83
3.99.02.02	Preferred Shares	2.73	1.83

13

Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2025 to 03/31/2025	Accumulated of the Previous Period 01/01/2024 to 03/31/2024
4.01	Net Income for the Period	35,331,000	23,810,000
4.02	Other Comprehensive Income	(5,377,000)	4,641,000
4.02.01	Actuarial Gains (Losses) on Post-employment Defined Benefits Plans	4,000	−
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	−
4.02.03	Translation Adjustments in investees	(27,957,000)	8,984,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	−	−
4.02.05	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive incomes - Reclassified to Profit or Loss	−	−
4.02.06	Deferred Income Tax and Social Contribution on securities measured at fair value through other comprehensive income	−	−
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	28,940,000	(9,966,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	4,228,000	3,452,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(11,277,000)	2,215,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	685,000	(44,000)
4.03	Total Comprehensive Income for the Period	29,954,000	28,451,000
4.03.01	Attributable to Shareholders of Petrobras	29,835,000	28,340,000
4.03.02	Attributable to Non-controlling Interests	119,000	111,000

14

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2025 to 03/31/2025 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000	1,508,000	367,514,000
5.03	Adjusted Opening Balance	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000	1,508,000	367,514,000
5.04	Capital Transactions with Owners	−	5,563,000	(5,563,000)	−	−	−	135,000	135,000
5.04.06	Dividends	−	−	−	−	−	−	(112,000)	(112,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	247,000	247,000
5.04.12	Capital Transactions	−	5,563,000	(5,563,000)	−	−	−	−	−
5.05	Total of Comprehensive Income	−	−	−	35,209,000	(5,374,000)	29,835,000	119,000	29,954,000
5.05.01	Net Income for the Period	−	−	−	35,209,000	−	35,209,000	122,000	35,331,000
5.05.02	Other Comprehensive Income	−	−	−	−	(5,374,000)	(5,374,000)	(3,000)	(5,377,000)
5.07	Balance at the End of the Period	205,432,000	3,322,000	89,414,000	35,209,000	62,464,000	395,841,000	1,762,000	397,603,000

15

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2024 to 03/31/2024 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000	1,899,000	382,340,000
5.03	Adjusted Opening Balance	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000	1,899,000	382,340,000
5.04	Capital Transactions with Owners	−	(1,147,000)	−	2,000	−	(1,145,000)	276,000	(869,000)
5.04.04	Treasury Shares Acquired	−	(1,147,000)	−	−	−	(1,147,000)	−	(1,147,000)
5.04.06	Dividends	−	−	−	−	−	−	(187,000)	(187,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	463,000	463,000
5.04.11	Expired unclaimed dividends	−	−	−	2,000	−	2,000	−	2,000
5.05	Total of Comprehensive Income	−	−	−	23,700,000	4,640,000	28,340,000	111,000	28,451,000
5.05.01	Net Income for the Period	−	−	−	23,700,000	−	23,700,000	110,000	23,810,000
5.05.02	Other Comprehensive Income	−	−	−	−	4,640,000	4,640,000	1,000	4,641,000
5.07	Balance at the End of the Period	205,432,000	(1,469,000)	158,955,000	23,702,000	21,016,000	407,636,000	2,286,000	409,922,000

16

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2025 to 03/31/2025	Accumulated of the Previous Period 01/01/2024 to 03/31/2024
6.01	Net cash provided by operating activities	49,338,000	46,481,000
6.01.01	Cash provided by operating activities	65,560,000	64,795,000
6.01.01.01	Net Income for the period	35,331,000	23,810,000
6.01.01.02	Pension and medical benefits (actuarial expense)	2,436,000	2,145,000
6.01.01.03	Results of equity-accounted investments	(495,000)	457,000
6.01.01.04	Depreciation, depletion and amortization	18,976,000	16,648,000
6.01.01.05	Impairment of assets (reversals), net	290,000	(45,000)
6.01.01.06	Exploratory expenditures write-offs	1,202,000	248,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	1,163,000	1,398,000
6.01.01.08	Foreign exchange, indexation and finance charges	(11,810,000)	9,561,000
6.01.01.10	Allowance (reversals) for credit loss on trade and other receivables, net	(112,000)	151,000
6.01.01.11	Inventory write-back to net realizable value	37,000	(216,000)
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,870,000	1,385,000
6.01.01.15	Income Taxes	18,304,000	10,638,000
6.01.01.16	Results from co-participation agreements in bid areas	(403,000)	(237,000)
6.01.01.17	Gain on disposal/write-offs of assets	(324,000)	(806,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(905,000)	(342,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(6,436,000)	(5,334,000)
6.01.02.01	Trade and other receivables, net	962,000	2,913,000
6.01.02.02	Inventories	(2,126,000)	(3,115,000)
6.01.02.03	Judicial deposits	(1,061,000)	(1,424,000)
6.01.02.05	Other assets	2,249,000	183,000
6.01.02.06	Trade payables	(3,243,000)	2,025,000
6.01.02.07	Other taxes	987,000	(2,530,000)
6.01.02.08	Pension and medical benefits	(1,257,000)	(1,006,000)
6.01.02.09	Provisions for legal proceedings	(2,211,000)	(389,000)
6.01.02.10	Other Employee Benefits	636,000	(292,000)
6.01.02.12	Provision for Decommissioning Costs	(1,073,000)	(1,304,000)
6.01.02.14	Other liabilities	(299,000)	(395,000)
6.01.03	Others	(9,786,000)	(12,980,000)
6.01.03.01	Income Taxes Paid	(9,786,000)	(12,980,000)
6.02	Net cash used in investing activities	(10,235,000)	(16,440,000)
6.02.01	Acquisition of PP&E and intangibles assets	(23,297,000)	(14,049,000)
6.02.02	Acquisition of equity interests	(1,000)	(4,000)
6.02.03	Proceeds from disposal of assets - Divestment	2,729,000	2,801,000
6.02.04	Divestment (investment) in marketable securities	8,149,000	(7,260,000)
6.02.05	Dividends received	45,000	121,000
6.02.08	Financial compensation for Co-participation Agreement	2,140,000	1,951,000
6.03	Net cash used in financing activities	(31,444,000)	(35,582,000)
6.03.01	Changes in non-controlling interest	246,000	463,000
6.03.02	Proceeds from financing	3,009,000	8,000
6.03.03	Repayment of principal - finance debt	(2,777,000)	(5,006,000)
6.03.04	Repayment of interest - finance debt	(2,948,000)	(2,932,000)
6.03.05	Dividends paid to shareholders of Petrobras	(16,587,000)	(17,182,000)
6.03.06	Dividends paid to non-controlling interests	(150,000)	(282,000)
6.03.08	Settlement of lease liabilities	(12,237,000)	(9,504,000)
6.03.10	Share repurchase program	−	(1,147,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	(953,000)	1,617,000
6.05	Net increase/ (decrease) in cash and cash equivalents	6,706,000	(3,924,000)
6.05.01	Cash and cash equivalents at the beginning of the period	20,254,000	61,613,000
6.05.02	Cash and cash equivalents at the end of the period	26,960,000	57,689,000

17

Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2025 to 03/31/2025	Accumulated of the Previous Period 01/01/2024 to 03/31/2024
7.01	Sales Revenues	179,824,000	166,598,000
7.01.01	Sales of Goods and Services	157,259,000	150,241,000
7.01.02	Other Revenues	3,283,000	3,403,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	19,170,000	13,105,000
7.01.04	Allowance for expected credit losses	112,000	(151,000)
7.02	Inputs Acquired from Third Parties	(63,757,000)	(53,849,000)
7.02.01	Cost of Sales	(23,149,000)	(24,939,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(28,883,000)	(19,635,000)
7.02.03	Impairment Charges / Reversals of Assets	(290,000)	45,000
7.02.04	Others	(11,435,000)	(9,320,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(11,435,000)	(9,320,000)
7.03	Gross Added Value	116,067,000	112,749,000
7.04	Retentions	(18,976,000)	(16,648,000)
7.04.01	Depreciation, Amortization and Depletion	(18,976,000)	(16,648,000)
7.05	Net Added Value Produced	97,091,000	96,101,000
7.06	Transferred Added Value	3,350,000	3,084,000
7.06.01	Share of Profit of Equity-Accounted Investments	495,000	(457,000)
7.06.02	Finance Income	1,737,000	2,736,000
7.06.03	Others	1,118,000	805,000
7.06.03.01	Rentals, royalties and others	1,118,000	805,000
7.07	Total Added Value to be Distributed	100,441,000	99,185,000
7.08	Distribution of Added Value	100,441,000	99,185,000
7.08.01	Employee Compensation	10,344,000	9,001,000
7.08.01.01	Salaries	6,720,000	5,858,000
7.08.01.02	Fringe Benefits	3,266,000	2,814,000
7.08.01.03	Unemployment Benefits (FGTS)	358,000	329,000
7.08.02	Taxes and Contributions	59,631,000	50,677,000
7.08.02.01	Federal	44,952,000	35,867,000
7.08.02.02	State	14,535,000	14,586,000
7.08.02.03	Municipal	144,000	224,000
7.08.03	Return on Third-Party Capital	(4,865,000)	15,697,000
7.08.03.01	Interest	(6,234,000)	14,210,000
7.08.03.02	Rental Expenses	1,369,000	1,487,000
7.08.04	Return on Shareholders' Equity	35,331,000	23,810,000
7.08.04.03	Retained Earnings / (Losses) for the Period	35,209,000	23,700,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	122,000	110,000

18

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2024, which include the full set of notes.

The consolidated and individual interim financial information of the company was prepared and is presented in accordance with the Technical Pronouncement - CPC 21 (R1) - Interim Financial Statement, issued by the Accounting Pronouncements Committee (CPC) and approved by the Securities and Exchange Commission (CVM), and related to IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). All relevant information pertaining to the financial statements, and only these, are being evidenced, and correspond to those used in the management of the company's Management.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on May 12, 2025.

1.1.	New standards and interpretations

On January 1, 2025, as disclosed in explanatory note 6 to the financial statements for December 31, 2024, regulations issued in Brazil and abroad came into effect, the main ones being:

•	Lack of exchangeability – Amendments to IAS 21, issued by the IASB, with corresponding technical pronouncement issued by the CPC and approved by the CVM; and
•	Technical guidance OCPC 10 – Carbon Credits (tCO2e), emission permits (allowances) and decarbonization credits (CBIO). This guidance was issued in Brazil without equivalence to the standards issued by the IASB.

The initial application of these regulations did not have a material effect on the consolidated and individual interim financial information for March 31, 2025.

2.	Material accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2024.

3.	Cash and cash equivalents and marketable securities
3.1.	Cash and cash equivalents

This includes cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash equivalents.

	Consolidated
	03.31.2025	12.31.2024
Cash at bank and in hand	840	841
Short-term financial Investments
- In Brazil
Brazilian interbank deposit rate investment funds and repurchase agreements	2,468	8,996
Bank Deposit Certificates and other investment funds	4,402	1,152
	6,870	10,148
- Abroad
Time deposits	13,023	4,509
Sweep accounts and interest-bearing accounts	6,113	4,495
Other financial investments	114	261
	19,250	9,265
Total short-term financial investments	26,120	19,413
Total cash and cash equivalents	26,960	20,254

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds, repurchase agreements, as well as floating rate Bank Deposit Certificates with daily liquidity, all of them with maturities of up to three months from the date of their acquisition. Short-term financial investments abroad mainly comprise time deposits that mature in three months or less from the date of their acquisition, as well as investments with daily liquidity.

19

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

3.2.	Marketable securities
		Consolidated
	03.31.2025	12.31.2024
Fair value through profit or loss	3,396	3,290
Amortized cost - Bank Deposit Certificates and time deposits	18,210	26,434
Amortized cost – Others	278	278
Total	21,884	30,002
Current	17,078	26,397
Non-current	4,806	3,605

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in floating rate Bank Deposit Certificates with daily liquidity, with initial maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

4.	Sales revenues
	Consolidated
	2025 2024
	Jan-Mar	Jan-Mar
Gross sales	157,259	150,241
Sales taxes (1)	(34,115)	(32,520)
Sales revenues	123,144	117,721
Diesel	38,360	35,051
Gasoline	17,340	15,868
Liquefied petroleum gas	4,282	3,756
Jet fuel	6,566	5,865
Naphtha	2,396	2,118
Fuel oil (including bunker fuel)	967	1,702
Other oil products	5,440	5,047
Subtotal oil products	75,351	69,407
Natural gas	5,162	6,546
Crude oil	8,208	6,088
Nitrogen products and renewables	310	156
Breakage	284	692
Electricity	810	631
Services, agency and others	968	1,223
Domestic market	91,093	84,743
Exports	31,405	31,690
Crude oil	22,303	24,318
Fuel oil (including bunker fuel)	6,914	6,554
Other oil products and other products	2,188	818
Sales abroad (2)	646	1,288
Foreign Market	32,051	32,978
Sales revenues	123,144	117,721
(1) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(2) Sales revenues from operations outside of Brazil, including trading and excluding exports.

	2025	2024
	Jan-Mar	Jan-Mar
Brazil	91,093	84,743
Domestic market	91,093	84,743
China	6,276	7,359
Americas (except United States)	3,922	5,197
Europe	6,133	6,014
Asia (except China and Singapore)	6,983	2,387
United States	3,985	7,286
Singapore	3,910	4,709
Others	842	26
Foreign market	32,051	32,978
Sales revenues	123,144	117,721

In the three-month period ended March 31, 2025, sales to two clients of the refining, transportation and marketing (RT&M) segment represented individually 15% and 10% of the Company’s sales revenues, respectively; in the same period of 2024, sales to one client of the RT&M segment represented individually 15% of the Company’s sales revenues.

20

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.	Costs and expenses by nature
5.1.	Cost of sales

	2025 Jan-Mar	2024 Jan-Mar
Raw material, products for resale, materials and third-party services (1)	(29,777)	(29,379)
Acquisitions	(20,899)	(21,331)
Crude oil imports	(12,354)	(10,921)
Oil products imports	(6,942)	(8,235)
Natural gas imports	(1,603)	(2,175)
Third-party services and others	(8,878)	(8,048)
Depreciation, depletion and amortization	(14,692)	(13,112)
Production taxes	(16,409)	(15,007)
Employee compensation	(2,337)	(2,187)
Inventory turnover	780	2,665
Total	(62,435)	(57,020)
(1) It Includes short-term leases.

5.2.	Selling expenses
	Consolidated
	2025 Jan-Mar	2024 Jan-Mar
Materials, third-party services, freight, rent and other related costs	(5,240)	(5,549)
Depreciation, depletion and amortization	(984)	(855)
Reversal (allowance) for expected credit losses	24	(51)
Employee compensation	(176)	(151)
Total	(6,376)	(6,606)

5.3.	General and administrative expenses
	Consolidated
	2025 Jan-Mar	2024 Jan-Mar
Employee compensation	(1,548)	(1,447)
Materials, third-party services, rent and other related costs	(815)	(594)
Depreciation, depletion and amortization	(229)	(175)
Total	(2,592)	(2,216)

6.	Other income and expenses, net
	Consolidated
	2025	2024
	Jan-Mar	Jan-Mar
Stoppages for asset maintenance and pre-operating expenses	(3,707)	(3,233)
Pension and medical benefits – retirees	(1,841)	(1,531)
Variable compensation programs (1)	(1,684)	(1,263)
Losses related to legal, administrative and arbitration proceedings	(1,163)	(1,398)
Operating expenses with thermoelectric power plants	(321)	(326)
Amounts recovered from Lava Jato investigation	−	26
Gains/(losses) with Commodities Derivatives	10	25
Ship/take or pay agreements and fines imposed	168	233
Results on disposal/write-offs of assets	324	806
Results from co-participation agreements in bid areas	403	237
Results of non-core activities	572	193
Early termination and cash outflows revision of lease agreements	905	342
Expenses/Reimbursements from E&P partnership operations	872	774
Others	268	(52)
Total	(5,194)	(5,167)
(1) It comprises Profit Sharing (PLR) and Performance award program (PRD), as described in note 13.

21

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.	Net finance income (expense)

	2025 Jan-Mar	2024 Jan-Mar
Finance income	1,737	2,736
Income from investments and marketable securities (Government Bonds)	1,305	2,140
Other finance income	432	596
Finance expenses	(5,744)	(5,310)
Interest on finance debt	(2,722)	(2,744)
Unwinding of discount on lease liability	(3,633)	(2,708)
Capitalized borrowing costs	2,624	1,861
Unwinding of discount on the provision for decommissioning costs	(1,861)	(1,347)
Other finance expenses	(152)	(372)
Foreign exchange gains (losses) and indexation charges	14,602	(7,005)
Foreign exchange gains (losses) (1)	18,131	(4,343)
Real x U.S. dollar	18,361	(4,499)
Other currencies	(230)	156
Reclassification of hedge accounting to the Statement of Income (1)	(4,228)	(3,452)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(376)	(346)
Recoverable taxes inflation indexation income	336	245
Other foreign exchange gains and indexation charges, net	739	891
Total	10,595	(9,579)
(1) For more information, see notes 26.4.1.a and 26.4.1.c.

8.	Information by operating segment
8.1.	Net income by operating segment

Consolidated Statement of Income by operating segment – Jan-Mar/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	88,169	116,819	10,867	451	(93,162)	123,144
Intersegments	87,849	1,696	3,610	7	(93,162)	−
Third parties	320	115,123	7,257	444	−	123,144
Cost of sales	(39,715)	(109,766)	(6,560)	(401)	94,007	(62,435)
Gross profit	48,454	7,053	4,307	50	845	60,709
Expenses	(4,286)	(4,296)	(4,551)	(5,031)	−	(18,164)
Selling	(2)	(2,552)	(3,831)	9	−	(6,376)
General and administrative	(27)	(509)	(155)	(1,901)	−	(2,592)
Exploration costs	(1,811)	−	−	−	−	(1,811)
Research and development	(945)	(8)	(9)	(217)	−	(1,179)
Other taxes	(24)	(73)	(10)	(615)	−	(722)
Impairment (losses) reversals, net	(313)	23	−	−	−	(290)
Other income and expenses, net	(1,164)	(1,177)	(546)	(2,307)	−	(5,194)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	44,168	2,757	(244)	(4,981)	845	42,545
Net finance income (expenses)	−	−	−	10,595	−	10,595
Results in equity-accounted investments	77	335	84	(1)	−	495
Net Income (loss) before income taxes	44,245	3,092	(160)	5,613	845	53,635
Income taxes	(15,017)	(937)	83	(2,146)	(287)	(18,304)
Net income (loss) of the period	29,228	2,155	(77)	3,467	558	35,331
Attributable to:
Shareholders of Petrobras	29,232	2,155	(130)	3,394	558	35,209
Non-controlling interests	(4)	−	53	73	−	122
	29,228	2,155	(77)	3,467	558	35,331

22

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jan-Mar/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	79,644	109,905	11,989	379	(84,196)	117,721
Intersegments	79,124	1,499	3,564	9	(84,196)	−
Third parties	520	108,406	8,425	370	−	117,721
Cost of sales	(32,760)	(98,971)	(5,838)	(362)	80,911	(57,020)
Gross profit	46,884	10,934	6,151	17	(3,285)	60,701
Expenses	(3,117)	(4,143)	(4,406)	(4,551)	−	(16,217)
Selling	(4)	(2,732)	(3,806)	(64)	−	(6,606)
General and administrative	(101)	(417)	(139)	(1,559)	−	(2,216)
Exploration costs	(670)	−	−	−	−	(670)
Research and development	(690)	(8)	(3)	(207)	−	(908)
Other taxes	(98)	(34)	(25)	(538)	−	(695)
Impairment (losses) reversals, net	(21)	−	−	66	−	45
Other income and expenses, net	(1,533)	(952)	(433)	(2,249)	−	(5,167)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	43,767	6,791	1,745	(4,534)	(3,285)	44,484
Net finance income (expenses)	−	−	−	(9,579)	−	(9,579)
Results in equity-accounted investments	85	(645)	107	(4)	−	(457)
Net Income (loss) before income taxes	43,852	6,146	1,852	(14,117)	(3,285)	34,448
Income taxes	(14,881)	(2,309)	(593)	6,028	1,117	(10,638)
Net income (loss) of the period	28,971	3,837	1,259	(8,089)	(2,168)	23,810
Attributable to:
Shareholders of Petrobras	28,975	3,837	1,191	(8,135)	(2,168)	23,700
Non-controlling interests	(4)	−	68	46	−	110
	28,971	3,837	1,259	(8,089)	(2,168)	23,810

Other income and expenses, net by segment - Jan-Mar/2025

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(2,990)	(573)	(119)	(25)	(3,707)
Pension and medical benefits - retirees	−	−	−	(1,841)	(1,841)
Variable compensation programs	(776)	(375)	(85)	(448)	(1,684)
Losses with legal, administrative and arbitration proceedings	(647)	(166)	(9)	(341)	(1,163)
Results on disposal/write-offs of assets	185	(7)	14	132	324
Results from co-participation agreements in bid areas	403	−	−	−	403
Others	2,661	(56)	(347)	216	2,474
Total	(1,164)	(1,177)	(546)	(2,307)	(5,194)

Other income and expenses, net by segment - Jan-Mar/2024

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(3,008)	(129)	(73)	(23)	(3,233)
Pension and medical benefits - retirees	−	−	−	(1,531)	(1,531)
Variable compensation programs	(512)	(336)	(68)	(347)	(1,263)
Losses with legal, administrative and arbitration proceedings	(417)	(476)	(20)	(485)	(1,398)
Results on disposal/write-offs of assets	683	123	96	(96)	806
Results from co-participation agreements in bid areas	237	−	−	−	237
Others	1,484	(134)	(368)	233	1,215
Total	(1,533)	(952)	(433)	(2,249)	(5,167)

The balance of depreciation, depletion and amortization by business segment is shown below:

23

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Jan-Mar/2025	14,496	3,493	782	205	18,976
Jan-Mar/2024	12,528	3,207	756	157	16,648
8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 03.31.2025

Current assets	15,770	55,530	1,748	76,086	(24,281)	124,853
Non-current assets	792,623	117,240	28,969	84,031	−	1,022,863
Long-term receivables	45,099	14,091	518	70,600	−	130,308
Investments	1,753	936	1,135	354	−	4,178
Property, plant and equipment	735,937	101,453	26,889	10,994	−	875,273
Operating assets	586,897	90,335	24,042	7,954	−	709,228
Under construction	149,040	11,118	2,847	3,040	−	166,045
Intangible assets	9,834	760	427	2,083	−	13,104
Total Assets	808,393	172,770	30,717	160,117	(24,281)	1,147,716

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 12.31.2024

Current assets	16,701	55,838	2,345	86,210	(25,882)	135,212
Non-current assets	760,749	115,848	30,226	82,762	−	989,585
Long-term receivables	43,693	13,729	564	69,640	−	127,626
Investments	1,850	709	1,127	395	−	4,081
Property, plant and equipment	704,444	100,669	28,118	10,686	−	843,917
Operating assets	569,046	91,818	24,371	7,692	−	692,927
Under construction	135,398	8,851	3,747	2,994	−	150,990
Intangible assets	10,762	741	417	2,041	−	13,961
Total Assets	777,450	171,686	32,571	168,972	(25,882)	1,124,797

9.	Trade and other receivables
9.1.	Trade and other receivables
	Consolidated		Parent Company
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Receivables from contracts with customers
Third parties	21,086	23,398	14,563	14,559
Related parties
Investees (note 27.5)	716	726	16,226	31,714
Subtotal	21,802	24,124	30,789	46,273
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement	5,656	10,383	5,656	10,383
Lease receivables	1,684	1,848	131	135
Other receivables	4,060	3,664	3,402	2,888
Related parties
Applications in credit rights - FIDC-NP (note 27.3)	−	−	66,862	82,951
Subtotal	11,400	15,895	76,051	96,357
Total trade receivables	33,202	40,019	106,840	142,630
Expected credit losses (ECL) – Third parties	(9,760)	(10,151)	(5,937)	(6,063)
Expected credit losses (ECL) – Related parties	(11)	(11)	(11)	(11)
Total trade receivables, net	23,431	29,857	100,892	136,556
Current	17,623	22,080	95,734	129,592
Non-current	5,808	7,777	5,158	6,964

24

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Accounts receivables are classified in the amortized cost category, except for certain receivables with final price formation after the transfer of control of products that depend on the variation in the value of the commodity, classified in the category fair value through profit or loss, whose value on March 31, 2025 totaled R$ 2,467 (R$ 2,579 as of December 31, 2024).

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the Earn Out of the Atapu and Sépia fields, totaling R$ 1,307 (R$ 3,147 as of December 31, 2024), from the sale of the Roncador field for R$ 1,848 (R$ 2,185 as of December 31, 2024) and the Potiguar group of fields for R$ 848 (R$ 1,345 as of December 31, 2024) and the Cricaré group of fields, totaling R$ 516 (R$ 557 as of December 31, 2024).

9.2.	Aging of trade and other receivables – third parties
				Consolidated	Parent Company
	03.31.2025		12.31.2024		03.31.2025		12.31.2024
	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)
Current	21,720	(471)	27,948	(1,041)	17,406	(467)	21,431	(1,023)
Overdue:
Until 3 months	708	(509)	1,316	(466)	656	(506)	1,221	(463)
3 – 6 months	767	(441)	391	(141)	733	(438)	353	(133)
6 – 12 months	175	(168)	184	(111)	169	(166)	170	(106)
More than 12 months	9,116	(8,171)	9,454	(8,392)	4,788	(4,360)	4,790	(4,338)
Total	32,486	(9,760)	39,293	(10,151)	23,752	(5,937)	27,965	(6,063)

9.3.	Provision for expected credit losses - third parties and related parties
	Consolidated		Parent Company
	2025	2024	2025	2024
Changes	Jan-Mar	Jan-Mar	Jan-Mar	Jan-Mar
Opening balance	10,162	7,821	6,074	4,636
Additions	164	288	151	265
Reversals	(273)	(118)	(273)	(111)
Write-offs	(5)	(11)	(4)	(11)
Cumulative translation adjustment	(277)	103	−	−
Closing balance	9,771	8,083	5,948	4,779
Current	1,952	1,541	1,692	1,339
Non-current	7,819	6,542	4,256	3,440
10.	Inventories
	Consolidated
	03.31.2025	12.31.2024
Crude oil	17,538	16,379
Oil products	12,141	13,382
Intermediate products	3,003	2,627
Natural gas and LNG (1)	504	628
Biofuels	116	134
Fertilizers	7	7
Total products	33,309	33,157
Materials, suppliers and others	9,470	8,393
Total	42,779	41,550
(1) Liquefied Natural Gas.

Consolidated inventories are presented as a net of losses for adjustment to their net realizable value, these adjustments being mainly due to fluctuations in international oil prices and their oil products and they are recognized in the statement of income for the period as cost of sales. In the three-month period ended March 31, 2025, the Company recognized a R$ 37 loss within cost of sales, adjusting inventories to net realizable value (a R$ 216 reversal of cost of sales in the three-month period ended March 31, 2024).

At March 31, 2025, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of R$ 4,872 (R$ 4,712 at December 31, 2024).

25

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.	Trade payables
	Consolidated		Parent Company
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Third parties in Brazil	21,193	22,644	20,009	21,401
Third parties abroad	9,910	14,917	5,927	8,879
Related parties (note 27.1)	162	98	8,424	9,461
Total	31,265	37,659	34,360	39,741

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of March 31, 2025, the balance advanced by suppliers, within the scope of the program, is R$ 835 (R$ 832 as of December 31, 2024) and has a payment term from 4 to 92 days and a weighted average term of 58 days (payment term from 7 to 92 days and a weighted average term of 58 days in 2024), after the contracted commercial conditions have been met.

12.	Taxes

12.1.       Income taxes

Consolidated

	Current assets		Current liabilities		Non-current liabilities
	03.31.2025	12.31.2024	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Taxes in Brazil
Income taxes (1)	2,546	2,510	4,494	4,324	2,071	2,046
Income taxes - Tax settlement programs	−	−	309	303	1,184	1,238
	2,546	2,510	4,803	4,627	3,255	3,284
Taxes abroad	39	35	3,539	4,044	−	−
Total	2,585	2,545	8,342	8,671	3,255	3,284
(1) It includes uncertain tax treatments (see note 12.1.1).

Reconciliation between statutory income tax rate and effective income tax rate

The reconciliation of taxes calculated according to nominal rates and the amount of registered taxes are shown below:

26

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2025 2024
	Jan-Mar	Jan-Mar
Net income before income taxes	53,635	34,448
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(18,236)	(11,712)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	1,376	1,428
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(413)	(246)
Tax incentives	173	155
Effects of the global minimum tax – Pillar II	(302)	−
Internal transfer prices adjustments for operations between related parties abroad	(453)	−
Tax loss carryforwards (unrecognized tax losses)	2	277
Post-employment benefits	(656)	(601)
Results of equity-accounted investments in Brazil and abroad	168	(171)
Non-incidence of income taxes on indexation (SELIC interest rate) of undue paid taxes	75	104
Others	(38)	128
Income taxes	(18,304)	(10,638)
Deferred income taxes	(7,232)	1,657
Current income taxes	(11,072)	(12,295)
Effective tax rate of income taxes	34.1%	30.9%
(1) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.

Deferred income taxes - non-current

The table below shows the movement in the periods:

	Consolidated		Parent Company
	2025	2024	2025	2024
	Jan-Mar	Jan-Mar	Jan-Mar	Jan-Mar
Opening balance	(3,390)	(48,148)	(14,254)	(59,000)
Recognized in income of the period	(7,232)	1,657	(7,179)	814
Recognized in shareholders’ equity	(11,277)	2,215	(11,280)	2,225
Cummulative Translation Adjustment	(136)	46	−	−
Use of tax credits	−	(1)	−	−
Others	116	(100)	(1)	(94)
Final balance	(21,919)	(44,331)	(32,714)	(56,055)

The table below shows the composition and basis for realization of deferred tax assets and liabilities:

Consolidated

Nature	Basis for realization	03.31.2025	12.31.2024
Property, plant and equipment - Cost of prospecting and dismantling areas	Depreciation, Amortization and Write-off of Assets	(37,859)	(38,926)
Property, plant and equipment – Impairment	Amortization, Write-off of Assets and Impairment Reversal	21,633	21,440
Property, plant and equipment – Right of use	Depreciation, Amortization and Write-off of Assets	(65,668)	(52,745)
Property, plant and equipment – Depreciation, accelerated and linear x unit produced and capitalized charges	Depreciation, Amortization and Write-off of Assets	(100,059)	(99,340)
Loans, accounts receivable / payable and financing	Payments, Receipts and Consideration	3,513	16,322
Leases	Appropriation of consideration	74,591	67,058
Provision for decomissioning costs	Payment and reversal of the provision	56,490	56,462
Provision for legal proceedings	Payment and reversal of the provision	5,135	5,068
Tax losses	Compensation of 30% of taxable income	5,916	6,046
Inventories	Sale, Write-Off and Loss	2,587	2,628
Employee benefits, mainly pension plan	Payment and reversal of the provision	7,467	7,368
Others		4,335	5,229
Total		(21,919)	(3,390)
Deferred income taxes – assets		5,646	5,710
Deferred income taxes – liabilities		(27,565)	(9,100)

12.1.1 Uncertain treatments on Corporate Income Tax (CIT)

As of March 31, 2025, the Company has R$ 4,592 (R$ 4,748 as of December 31, 2024) of uncertain tax treatments, provisioned in the statement of financial position, mainly related to the deduction of amounts paid in the basis of calculation of income taxes in Brazil, as well as to the incidence of Corporate Income Tax (CIT) on transactions abroad, related to judicial and administrative proceedings. In addition, the Company has R$ 32,778 of uncertain tax treatments (R$ 33,408 as of December 31, 2024), unprovisioned, in Brazil and abroad, on income taxes related to judicial and administrative proceedings.

As of March 31, 2025, the Company has other positions that can be considered as uncertain tax treatments on income taxes amounting to R$ 27,730 (R$ 26,468 as of December 31, 2024), given the possibility of different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology. Therefore, Petrobras believes that such positions are likely to be accepted by the tax authorities (including judicial courts).

27

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Thus, as of March 31, 2025, the total amount of uncertain tax treatments amounts to R$ 65,100 (R$ 64,624 in 2024), for which Petrobras will continue to defend its position.

12.2.	Other taxes
Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	03.31.2025	12.31.2024	03.31.2025	12.31.2024	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Taxes in Brazil:
Current/Deferred VAT Rate (VAT)	3,003	2,857	4,122	3,709	6,767	5,670	−	−
Current/Deferred PIS and COFINS (2)	3,450	6,460	13,430	12,656	2,358	2,311	872	829
PIS and COFINS - Law 9,718/98	−	−	3,585	3,651	−	−	−	−
Production taxes/Royalties	−	−	−	−	9,490	9,345	485	539
Withholding income taxes	−	−	−	−	651	1,823	−	−
Others	265	275	2,141	2,138	1,161	1,046	496	496
Total in Brazil	6,718	9,592	23,278	22,154	20,427	20,195	1,853	1,864
Taxes abroad	27	38	171	147	104	141	−	−
Total	6,745	9,630	23,449	22,301	20,531	20,336	1,853	1,864
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.
(2) In the period from January to March 2025, were used credits arising from the adhesion to the PGFN-RFB Transaction Notice 6/2024, carried out in June 2024, which ended legal disputes over relevant litigation related to the incidence of taxes on remittances abroad.
13.	Employee benefits

Employee benefits are all forms of consideration given by the Company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	Consolidated
	03.31.2025	12.31.2024
Liabilities
Short-term employee benefits	10,049	9,395
Termination benefits	424	447
Post-retirement benefits	71,752	70,577
Total	82,225	80,419
Current	15,037	14,337
Non-current	67,188	66,082
Total	82,225	80,419

13.1.       Short-term employee benefits

	Consolidated
	03.31.2025	12.31.2024
Profit sharing	2,183	2,379
Performance award program	2,784	2,161
Accrued vacation and 13th salary	3,646	3,215
Salaries and related charges and other provisions	1,436	1,640
Total	10,049	9,395
Current	9,850	9,203
Non-current (1)	199	192
Total	10,049	9,395

(1) Refers to the balance of the deferral for 4 years of the variable compensation program portion of the administrators and executive managers.

The company recognized the following amounts in the income statement:

	Consolidated
	2025	2024
	Jan-Mar	Jan-Mar
Costs/Expenses in the statement of income
Salaries, vacation, 13th salary, charges over provisions and others	(5,019)	(4,579)
Management fees and charges	(17)	(14)
Variable compensation programs (1)	(1,684)	(1,265)
Performance award program - PRD (2)	(776)	(392)
Profit sharing - PLR (2)	(908)	(873)
Total	(6,720)	(5,858)
(1) Includes complement/reversion of previous programs.
(2) Amount recognized as Other Income and Expenses - note 6.

13.1.1 Variable compensation programs

The Company recognizes the contribution of employees to the results achieved through two programs: a) Profit sharing; and b) Performance award program.

28

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Profit Sharing (Participações nos lucros ou resultados - PLR)

In the three-month period ended March 31, 2025, the Company:

•	advanced the amount of R$ 1,104 (R$ 1,074 in the Parent Company) relating to the profit sharing (PLR) for 2024, with the final settlement estimated for May 30, 2025, considering the regulation and individual limits according to the remuneration of each employee; and

•	provisioned the amount of R$ 905 (R$ 870 in the three-month period ended March 31, 2024) relating to the PLR for 2025, recorded in other income and expenses. In the Parent Company, the provision was R$ 895 (R$ 784 in the three-month period ended March 31, 2024).

Performance award program (Programa de prêmio por desempenho - PRD)

In the three-month period ended March 31, 2025, the Company:

•	advanced the amount of R$ 150 relating to the performance award program (PRD) for 2024, in addition to R$ 527 (R$ 522 in the Parent Company) advanced in December 2024, since the Company’s and individual performance metrics were achieved in that year;
•	provisioned the amount of R$776 (R$390 in the three-month period ended March 31, 2024), recorded in other operating expenses, including the current Petrobras performance award program and other programs of the consolidated companies. In the Parent Company, the provision was R$633 (R$355 in the three-month period ended March 31, 2024).

On April 30, 2025, the Company made a complementary settlement in the amount of R$ 1,770 (R$ 1,459 in the Parent Company) relating to the program for 2024.

13.2.       Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents, and five major post-employment pension plans (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	Consolidated
	03.31.2025	12.31.2024
Liabilities
Health Care Plan: AMS Saúde Petrobras	47,452	46,433
Petros Pension Plan - Renegotiated (PPSP-R)	14,182	14,175
Petros Pension Plan - Non-renegotiated (PPSP-NR)	4,850	4,824
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	2,513	2,444
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	2,411	2,345
Petros 2 Pension Plan (PP-2)	344	356
Total	71,752	70,577
Current	5,066	5,001
Non-current	66,686	65,576

Health Care Plan

The health care plan Saúde Petrobras – AMS is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan, and is open to new employees.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses are provided for in the Collective Bargaining Agreement (ACT), currently being 70% by the Company and 30% by the participants.

29

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation, a nonprofit legal entity governed by private law with administrative and financial autonomy.

Pension plans in Brazil are regulated by the National Council for Supplementary Pension (Conselho Nacional de Previdência Complementar – CNPC), which establishes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

Petros Foundation periodically carries out revisions of the plans and, when applicable, establishes measures aiming at maintaining the financial sustainability of the plans.

On March 25, 2025, the Deliberative Council of Petros Foundation approved the financial statements of the pension plans for the year ended December 31, 2024, sponsored by the Company.

The net obligation with pension plans recorded by the Company is measured in accordance with the IFRS Accounting Standards, which has a different measurement methodology to that applicable to pension funds in Brazil, which are regulated by the CNPC.

The main differences between the accounting practices of the company (IFRS Accounting Standards) and the pension fund (CNPC), as of December 31, 2024, are demonstrated below:

	PPSP-R (1)	PPSP-NR (1)
Accumulated déficit according to CNPC – Petros Foundation	1,603	576
Ordinary and extraordinary future contributions - sponsor	23,181	6,793
Contributions related to the TFC - sponsor	4,073	2,738
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(12,238)	(2,938)
Net actuarial liability according to IFRS Accounting Standards – Sponsor Company	16,619	7,169
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The main difference between these methodologies is that, in the CNPC criterion, Petros Foundation considers the future cash flows of normal and extraordinary sponsor’s contributions, discounted to present value, while the Company considers these cash flows as they are realized. In addition, Petros Foundation sets the real interest rate based on profitability expectations and on parameters set by the Superintendência Nacional de Previdência Complementar - PREVIC (National Supplementary Pension Authority), while the Company uses a rate that combines the maturity profile of the obligations with the yield curve of government bonds. Regarding the plan assets, Petros Foundation marks government bonds at market value or on the curve, while the Company marks all of them at market value.

13.2.1 Amounts in the financial statements related to defined benefit plans

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

Changes in the actuarial liabilities related to pension and health care plans with defined benefit characteristics are presented as follows:

	Consolidated
			Pension plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras - AMS	Total

Balance at December 31, 2024	16,619	7,169	356	46,433	70,577
Recognized in the statement of income – cost and expenses	511	223	9	1,693	2,436
Current service cost	4	1	−	230	235
Net interest cost	507	222	9	1,463	2,201
Recognized in Equity - other comprehensive income	−	−	(1)	(3)	(4)
(Gains)/losses arising from the remeasurement	−	−	(1)	(3)	(4)
Cash effects	(435)	(131)	(20)	(671)	(1,257)
Contributions paid	(435)	(131)	(20)	(671)	(1,257)
Balance at March 31, 2025	16,695	7,261	344	47,452	71,752
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

30

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
			Pension plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras - AMS	Total

Balance at December 31, 2023	22,950	8,713	873	46,772	79,308
Recognized in the statement of income – cost and expenses	533	203	19	1,390	2,145
Current service cost	9	3	−	294	306
Net interest cost	524	200	19	1,096	1,839
Cash effect	(412)	(111)	(18)	(465)	(1,006)
Contributions paid	(412)	(111)	(18)	(465)	(1,006)
Other changes	1	−	−	−	1
Balance at March 31, 2024	23,072	8,805	874	47,697	80,448
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The net expense with pension and health care plans is presented below:

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(32)	(8)	(1)	(554)	(595)
Related to retirees (other income and expenses)	(479)	(215)	(8)	(1,139)	(1,841)
Net costs for Jan-Mar/2025	(511)	(223)	(9)	(1,693)	(2,436)
Related to active employees (cost of sales and expenses)	(42)	(10)	(4)	(558)	(614)
Related to retirees (other income and expenses)	(491)	(193)	(15)	(832)	(1,531)
Net costs for Jan-Mar/2024	(533)	(203)	(19)	(1,390)	(2,145)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

13.2.2. Contributions

In the three-month period ended March 31, 2025, the Company contributed with R$ 1,257 (R$ 1,006 in the same period of 2024), to the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 13.2.1). Additionally, it contributed R$336 (R$304 in the three-month period ended March 31, 2024) to the defined contribution portion of the PP2 plan and R$3 to the PP3 plan (R$3 in the three-month period ended March 31, 2024), which were recognized in costs and expenses for the period.

14.	Provisions for legal proceedings, judicial deposits and contingent liabilities

14.1 Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits; and (iii) claims for alleged non-payment of social security contributions on allowances and bonuses.
•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) lawsuits that discuss matters related to pension plans managed by Petros; and (iii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

31

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Non-current liabilities	03.31.2025	12.31.2024
Labor claims	4,073	3,937
Tax claims	2,336	2,474
Civil claims	8,607	9,936
Environmental claims	1,254	1,196
Total	16,270	17,543
	Consolidated
	2025 Jan-Mar	2024 Jan-Mar
Opening Balance	17,543	16,000
Additions, net of reversals	494	753
Use of provision	(2,409)	(579)
Accruals and charges	672	651
Others	(30)	9
Closing balance	16,270	16,834

In preparing its unaudited condensed consolidated interim financial statements for the three-month period ended March 31, 2025, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In the period from January to March 2025, the decrease in the provisioned liability is mainly due to the conclusion of the agreement to end the dispute with EIG, according to note 14.4.3.

14.2 Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	03.31.2025	12.31.2024
Tax	52,044	50,694
Labor	4,704	4,812
Civil	17,758	16,680
Environmental and others	572	559
Total	75,078	72,745

	Consolidated
	2025 Jan-Mar	2024 Jan-Mar
Opening Balance	72,745	71,390
Additions	1,061	1,424
Use	(194)	(185)
Accruals and charges	1,467	1,374
Others	(1)	46
Closing balance	75,078	74,049

In the period from January to March 2025, the Company made judicial deposits net of reversal in the amount of R$1,061, with emphasis on the deposits and nature of the related contingencies:

•	R$507 referring to production taxes amounts related to the unification of production fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); and
•	R$255 referring to several deposits of tax nature.

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding R$ 200, which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of March 31, 2025, the balance of production capacity held in guarantee in the NJP is 13,546 (R$ 13,362 on December 31, 2024).

32

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

14.3 Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of March 31, 2025, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

	Consolidated
Nature	03.31.2025	12.31.2024
Tax	130,395	132,970
Labor	38,096	40,034
Civil	73,181	67,559
Environmental and others	7,970	8,038
Total	249,642	248,601

The main contingent liabilities are:

•	Tax matters comprising: (i) income from foreign subsidiaries and associates not included in the computation of taxable income (IRPJ and CSLL); (ii) disapproval of PIS and COFINS tax compensation due to credit disallowance; (iii) withholding income tax (IRRF) on remittances for payments of vessel charters; (iv) collection of IRPJ and CSLL on transfer price; (v) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; (vi) incidence of social security contributions on the payment of bonuses; and (vii) collection of ICMS involving several states.
•	Labor matters, comprising: (i) mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (ii) several labor claims.
•	Civil matters comprising mainly: (i) lawsuits related to contracts; (ii) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several oil fields, including unitization of deposits and reservoirs; (iii) claims that discuss topics related to pension plans managed by Petros; (iv) fines from regulatory agencies, mainly ANP; and (v) judicial and arbitration proceedings that discuss disposal of assets carried out by Petrobras.
•	Environmental matters comprising indemnities for damages and fines related to the Company operations.

In the period from January to March 2025, the increase in contingent liabilities is mainly due to the following changes:

•	R$3,544 related to civil litigation involving contractual issues;
•	R$907 related to administrative and judicial proceedings discussing differences in special participation and royalties in several oil fields, including the unification of deposits and reservoirs;
•	R$421 related to lawsuits discussing issues related to supplementary pension plans managed by Petros; and
•	R$416 related to the collection on ICMS crediting - single-phase levied on the acquisition of goods.

These effects were mainly offset by: (i) R$4,150 related to the incidence of Withholding Income Tax (IRRF) on remittances for payments of vessel charters; (ii) R$1,796 related to class actions that require the review of the calculation methodology for the Minimum Remuneration by Level and Regime (RMNR) supplement; and (iii) R$1,004 by a favorable decision in a lawsuit on the incidence of Corporate Income Tax and Social Contribution Tax on capital gains on the sale and amortization of goodwill on the acquisition of equity interests.

14.3.1 Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This remuneration policy was created and implemented by Petrobras in 2007 through collective negotiation with union representatives, and approved at employee meetings, with the formula for calculating the supplement to this minimum remuneration adopted by the Company later being questioned in court by employees and Unions. The Superior Labor Court (TST) established criteria different from those agreed and reached an understanding partially contrary to the Company, deciding to exclude some portions of the calculation. The Federal Supreme Court (STF), which accepted the Company's appeal, recognized in March 2024 that the calculation formula used by the Company is valid and in accordance with what was negotiated between the parties.

The Company has been adjusting the expectation of loss, according to the decisions in which the understanding of the STF applies. As there are several legal actions at different procedural stages, the Company monitors the application of the precedent to the respective processes, which are being terminated, according to their progress in Court.

33

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

As of March 31, 2025, there are several legal proceedings related to Minimum Remuneration by Level and Work Regime (RMNR) reflected in the company's financial statements, with R$556 (R$546 as of December 31, 2024) classified as a probable loss, recognized in liabilities as a provision for legal and administrative proceedings, and R$28,759 (R$30,553 as of December 31, 2024) classified as a possible loss.

14.4 Class action and related proceedings

14.4.1 Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors. On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed, and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action.

On July 26, 2023, the Court issued an intermediary decision on the merits which provided the following understanding: (i) the requests made against PIB BV, PO&G and certain former members of the Company’s management were rejected; (ii) the Court declared that Petrobras and the PGF acted illegally in relation to their investors, although the Court expressed it does not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourger laws to definitively decide on the merits of the action; and iii) the alleged rights under Spanish legislation are prescribed.

Regarding the aspects of Brazilian, Argentine and Luxembourger laws considered relevant to the sentence, the Court ordered the production of technical evidence by Brazilian and Argentine experts and by Luxembourger authorities.

On October 30, 2024, after the parties' comments on the technical evidence, the District Court of Rotterdam issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; and ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

Therefore, the District Court of Rotterdam rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the District Court of Rotterdam confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, POG BV and the former CEOs of Petrobras, Maria das Graças Silva Foster and José Sérgio Gabrielli de Azevedo; and (ii) prescription of requests formulated in accordance with Spanish legislation.

The Foundation and PGF have appealed against the ruling and previous interim decisions and will have the opportunity to substantiate their own appeals and respond to each other's appeals, before judgment by the Court of Appeal in The Hague. Petrobras will still be able to present its own appeal, within the deadline for responding to the Foundation's appeal.

In relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras and PGF will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch court, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Hague Court of Appeal and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

34

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to reject the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the Brazilian Supreme Federal Court.

Petrobras and its subsidiaries reject the allegations made by the Foundation and will continue to defend themselves vigorously.

14.4.2 Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the so-called Lava Jato Operation. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the Company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked, on October 21, 2021, the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. After carrying out the steps determined by the Court of Appeals, on May 30, 2023, the lower court denied the recognition of immunity from jurisdiction to Petrobras. Petrobras filed an appeal against this decision, which was recognized by the Court of Appeals on April 18, 2024. Against this decision, the Association filed a new appeal, and on December 20, 2024, the Court of Cassation reformed the decision of the Court of Appeals to deny Petrobras' immunity from jurisdiction, which, in turn, appealed to the Supreme Court to reinstate the Court of Appeals decision. On December 27, 2024, before the decision of the Court of Cassation became final, the court of first instance ordered to sue Petrobras and a precautionary injunction, which was appealed to the Court of Appeals that revoked the processing decision and the precautionary embargo on April 3, 2025. In another procedural aspect, on September 15, 2022, the Court of Cassation recognized the Association the right to represent financial consumers. The Company's appeal against this decision was rejected on February 21, 2025. Petrobras presented other procedural defenses, which may be re-discussed in later stages of the process. This criminal action is being processed before the Economic Criminal Court No. 2 of the city of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish a “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil before the Commercial Court, on March 25, 2025, the 1st instance of the Argentine Court closed the action because it considered that there was no relevant fact that should be reported under local legislation. As there was no appeal, the decision became final.

14.4.3.	Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses (which was recorded in 2022 as provisions for legal proceedings) but denied the motion for summary judgment with respect to damages, whereby the award of compensation became subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, whose effects were recognized in the Company's financial statements in 2022, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, when an appeal was filed with the Federal Court of Appeals for the District of Columbia, which was denied in June 2024. Petrobras then submitted a request to review the issue, which was rejected on July 24, 2024. As a result, the process, which had been suspended by the lower court judge on October 26, 2022 due to the filing of the appeal by Petrobras, resumed its course.

On August 26, 2022, on another procedural front initiated by the EIG, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands. This granting was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit.

35

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

On March 7, 2025, Petrobras and EIG entered into an agreement to end litigation between the parties. Under the terms of this agreement, Petrobras paid EIG the amount of US$ 283 million, while EIG requested the termination of the lawsuit pending in the District Court of Columbia and the cancellation of the precautionary measure blocking the Company's assets in the Netherlands, as well as waived any rights related to the dispute. Therefore, there is no further legal dispute between the parties regarding this matter.

This agreement does not constitute admission of guilt or wrongdoing by Petrobras and meets the best interests of the Company and its shareholders, considering the US legislation applicable to the trial of the case, as well as the procedural stage and characteristics of litigations in the Federal Courts of the United States.

14.4.4 Arbitrations proposed by non-controlling Shareholders in Brazil

There were no relevant changes in the three-month period ended March 31, 2025.

For more information, see explanatory note 19.5 to the financial statements for the year ended December 31, 2024.

15.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

	Consolidated
	03.31.2025	12.31.2024
Onshore	3,060	3,053
Shallow Waters	45,108	44,996
Deep and ultra-deep post-salt	74,387	74,740
Pre-salt	39,727	39,464
Total	162,282	162,253
Current	13,506	10,500
Non-current	148,776	151,753

	Consolidated
	2025	2024
	Jan-Mar	Jan-Mar
Opening balance	162,253	112,330
Adjustment to provision	43	352
Use of provisions	(1,782)	(1,946)
Interest accrued	1,812	1,322
Others	(44)	14
Total	162,282	112,072

16.	Other assets and liabilities
Assets	Consolidated		Parent Company
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Escrow account and/ or collateral	4,552	4,647	4,265	4,179
Advances to suppliers	13,591	13,667	14,757	14,836
Prepaid expenses	2,446	2,172	1,877	1,695
Derivatives transactions	508	181	284	109
Assets related to E&P partnerships	1,167	2,342	5,873	5,545
Others	1,179	2,078	892	877
Total	23,443	25,087	27,948	27,241
Current	7,922	9,599	11,500	10,817
Non-Current	15,521	15,488	16,448	16,424

Liabilities	Consolidated		Parent Company
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Obligations arising from divestments	5,256	5,657	5,253	5,655
Contractual retentions	3,953	3,785	3,830	3,668
Advances from customers	1,656	1,671	1,360	1,355
Provisions for environmental expenses, R&D and fines	4,459	4,215	4,153	3,884
Other taxes	1,853	1,864	1,853	1,864
Unclaimed dividends	1,774	1,708	1,774	1,708
Derivatives transactions	823	799	565	666
Obligations arising from acquisition of equity interests	822	806	822	806
Various creditors	361	610	358	605
Others	2,569	2,566	2,472	2,540
Total	23,526	23,681	22,440	22,751
Current	13,980	13,652	12,316	12,045
Non-Current	9,546	10,029	10,124	10,706

36

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.	Property, plant and equipment

17.1 By class of assets

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2024	15,389	283,650	150,990	222,434	171,454	843,917	858,561
Accumulated cost	24,119	600,426	187,751	417,094	262,342	1,491,732	1,444,141
Accumulated depreciation and impairment (4)	(8,730)	(316,776)	(36,761)	(194,660)	(90,888)	(647,815)	(585,580)
Additions	−	180	21,848	207	29,225	51,460	51,091
Additions to / review of estimates of decommissioning costs	−	−	−	34	−	34	−
Capitalized borrowing costs	−	−	2,610	−	−	2,610	2,610
Write-offs	(3)	(104)	(7)	(11)	(26)	(151)	(140)
Transfers (5)	580	7,013	(9,067)	2,526	−	1,052	1,055
Transfers to assets held for sale	−	(7)	−	−	−	(7)	(4)
Depreciation, amortization and depletion	(141)	(7,097)	−	(5,912)	(9,776)	(22,926)	(23,628)
Impairment accrual (note 19)	−	(192)	(307)	(58)	(5)	(562)	(563)
Impairment reversal (note 19)	−	23	−	−	−	23	−
Cumulative translation adjustment	(3)	(14)	(22)	(137)	(1)	(177)	−
Balance at March 31, 2025	15,822	283,452	166,045	219,083	190,871	875,273	888,982
Accumulated cost	24,554	606,770	202,554	420,115	290,061	1,544,054	1,496,992
Accumulated depreciation and impairment (4)	(8,732)	(323,318)	(36,509)	(201,032)	(99,190)	(668,781)	(608,010)

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2023	13,006	282,776	104,166	195,745	147,081	742,774	759,569
Accumulated cost	22,434	572,111	152,344	362,175	217,033	1,326,097	1,279,761
Accumulated depreciation and impairment (4)	(9,428)	(289,335)	(48,178)	(166,430)	(69,952)	(583,323)	(520,192)
Additions	1	430	14,506	19	9,935	24,891	24,760
Additions to / review of estimates of decommissioning costs	−	−	−	314	−	314	322
Capitalized borrowing costs	−	−	1,850	−	−	1,850	1,849
Write-offs	(14)	(60)	(333)	(13)	(96)	(516)	(611)
Transfers (5)	85	3,093	(4,719)	2,111	(1)	569	568
Transfers to assets held for sale	−	11	(23)	−	−	(12)	11
Depreciation, amortization and depletion	(98)	(6,443)	−	(5,234)	(7,714)	(19,489)	(20,163)
Impairment reversal (note 19)	−	−	−	−	66	66	66
Cumulative translation adjustment	−	9	6	21	−	36	−
Balance at March 31, 2024	12,980	279,816	115,453	192,963	149,271	750,483	766,371
Accumulated cost	22,536	573,430	163,643	364,822	225,462	1,349,893	1,303,230
Accumulated depreciation and impairment (4)	(9,556)	(293,614)	(48,190)	(171,859)	(76,191)	(599,410)	(536,859)

(1) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 8 for assets under construction by operating segment.
(3) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas, except for assets under "Equipment and other assets".
(4) In the case of land and assets under construction, it refers only to impairment losses.
(5) It mainly includes transfers between classes of assets and transfers from advances to suppliers.

Additions to assets under construction are mainly due to investments in the development of production in the Búzios field and other fields in the Campos basin, Santos basin, and Espírito Santo basin. As for additions to right-of-use assets primarily relate to the FPSO Almirante Tamandaré in the Búzios field and rigs for E&P operations.

17.2 Estimated useful life

The useful life of assets depreciated are shown below:

Asset	Weighted average useful life in years
Buildings and improvement	38 (between 25 and 50)
Equipment and other assets	22 (between 1 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method or 20 years
Right-of-use	14 (between 2 and 50)

17.3 Right-of-use assets

The right-of-use assets comprise the following underlying assets:

37

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated					Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
03.31.2025
Accumulated cost	161,687	113,691	14,683	290,061	305,949
Accumulated depreciation and impairment	(32,087)	(62,143)	(4,960)	(99,190)	(106,004)
Total	129,600	51,548	9,723	190,871	199,945
12.31.2024
Accumulated cost	139,231	108,624	14,487	262,342	278,171
Accumulated depreciation and impairment	(29,176)	(57,070)	(4,642)	(90,888)	(97,148)
Total	110,055	51,554	9,845	171,454	181,023

17.4 Unitization agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga and Sururu.

Provisions for equalizations (1)

Petrobras has an estimate of the amounts to be paid for the execution of the AIP submitted for approval by the ANP, whose movement is presented below:

	Consolidated and Parent Company
	2025 Jan-Mar	2024 Jan-Mar
Initial balance	3,575	2,238
Additions (write-offs) in Property, Plant and Equipment	(221)	87
Other operating (income) expenses	23	49
Final balance	3,377	2,374
(1) Mainly Berbigão, Sururu and Agulhinha.

17.5 Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the three-month period ended March 31, 2025, the capitalization rate was 7.05% p.a. (7.22% p.a. for the three-month period ended March 31, 2024).

38

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

18.	Intangible assets

18.1 By class of assets

	Consolidated				Parent Company
	Rights and Concessions (1)	Softwares	Goodwill	Total	Total
Balance at December 31, 2024	10,509	3,328	124	13,961	13,772
Accumulated cost	10,836	10,294	124	21,254	20,321
Accumulated amortization and impairment	(327)	(6,966)	−	(7,293)	(6,549)
Addition	9	266	−	275	267
Capitalized borrowing costs	−	14	−	14	14
Write-offs	−	(5)	−	(5)	(5)
Transfers	−	(25)	−	(25)	(28)
Amortization	(4)	(165)	−	(169)	(160)
Impairment accrual (note 19)	(946)	−	−	(946)	(946)
Cumulative translation adjustment	(1)	−	−	(1)	−
Balance at March 31, 2025	9,567	3,413	124	13,104	12,914
Accumulated cost	10,844	10,535	124	21,503	20,594
Accumulated amortization and impairment	(1,277)	(7,122)	−	(8,399)	(7,680)
Estimated useful life in years	Indefinite(2)	5	Indefinite
	Consolidated				Parent Company
	Rights and Concessions (1)	Softwares	Goodwill	Total	Total
Balance at December 31, 2023	11,742	2,861	123	14,726	14,563
Accumulated cost	12,051	9,151	123	21,325	20,453
Accumulated amortization and impairment	(309)	(6,290)	−	(6,599)	(5,890)
Addition	1	241	−	242	232
Capitalized borrowing costs	−	11	−	11	11
Transfers	−	9	−	9	7
Amortization	(5)	(164)	−	(169)	(162)
Balance at March 31, 2024	11,738	2,958	123	14,819	14,651
Accumulated cost	12,052	9,422	123	21,597	20,700
Accumulated amortization and impairment	(314)	(6,464)	−	(6,778)	(6,049)
Estimated useful life in years	Indefinite(2)	5	Indefinite
(1) It comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

19.	Impairment
	Consolidated
	2025	2024
	Jan-Mar	Jan-Mar
Income Statement
Impairment (losses) reversals	(290)	45
Exploratory oil and gas costs	(1,198)	−
Impairment of equity-accounted investments	3	85
Net effect within the statement of income	(1,485)	130
Losses	(1,517)	(22)
Reversals	33	152
Statement of financial position
Property, plant and equipment	(539)	66
Intangible	(946)	−
Assets held for sale	(3)	39
Investments	3	25
Net effect within the statement of financial position	(1,485)	130

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years. In the three-month period ended March 31, 2025, net impairment losses were recognized in the amount of R$ 1,485, mainly due to the economic unfeasibility of blocks C-M-753 e C-M-789, located in the Campos basin, resulted in the recognition of a R$ 1,198 loss.

20.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

39

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2025	2024
	Jan-Mar	Jan-Mar
Capitalized Exploratory Well Costs/Capitalized Acquisition Costs (1)
Property, plant and equipment
Opening Balance	9,131	7,321
Additions	1,424	442
Write-offs	(10)	(112)
Transfers	−	−
Cummulative translation adjustment	(76)	10
Losses on projects without economic viability	(252)	−
Final balance	10,217	7,661
Intangible
Opening Balance	9,966	11,197
Losses on projects without economic viability	(946)	−
Final balance	9,020	11,197
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	19,237	18,858
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

In the period from January to March 2025, the recognition of losses in intangible and property, plant and equipment resulted from the assessment of the uneconomic nature of blocks C-M-753 and C-M-789, located in the Campos Basin, according to note 19.

The exploration costs recognized in the statement of income and the cash flows related to the activities of evaluation and exploration of oil and natural gas are shown below:

	Consolidated
	2025 2024
	Jan-Mar	Jan-Mar
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(533)	(407)
Exploration expenditures written off (includes dry wells and signature bonuses)	(1,202)	(248)
Contractual penalties on local content requirements	(32)	(11)
Other exploration expenses	(44)	(4)
Total expenses	(1,811)	(670)

Cash used in:
Operating activities	577	411
Investment activities	1,410	630
Total cash used	1,987	1,041

20.1 Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 7,742 (R$ 7,740 as of December 31, 2024), which is still in force as of March 31, 2025, net of commitments undertaken. As of March 31, 2025, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of R$ 7,670 (R$ 7,669 as of December 31, 2024) and bank guarantees of R$ 72 (R$ 71 as of December 31, 2024).

21.	Investments

21.1 Changes in investment (Parent Company)

	Controlled companies	Joint operations	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2024	365,419	145	124	710	366,398
Investments	62	−	11	−	73
Restructuring, capital decrease and others	(110)	−	−	−	(110)
Results of equity-accounted investments	4,941	11	23	321	5,296
Translation adjustment	(27,152)	−	−	(802)	(27,954)
Other comprehensive income	(2)	−	−	685	683
Dividends	(117)	−	−	(3)	(120)
Balance at March 31, 2025	343,041	156	158	911	344,266

40

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Controlled companies	Joint operations	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2023	264,020	138	110	3,952	268,220
Investments	−	−	2	−	2
Transfers to held for sale	(1)	−	−	(57)	(58)
Restructuring, capital decrease and others	(152)	−	−	2	(150)
Results of equity-accounted investments	4,384	12	(7)	(578)	3,811
Translation adjustment	8,780	−	−	203	8,983
Other comprehensive income	19	1	1	(45)	(24)
Dividends	(202)	−	(2)	(7)	(211)
Balance at March 31, 2024	276,848	151	104	3,470	280,573
(1) Includes other investments.

21.2 Changes in investment (Consolidated)

	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2024	2,971	1,110	4,081
Investments	11	16	27
Restructuring, capital decrease and others	−	(24)	(24)
Results in equity-accounted investments	177	318	495
Cumulative translation adjustments	(209)	(832)	(1,041)
Other comprehensive income	−	685	685
Dividends	(42)	(3)	(45)
Balance at March 31, 2025	2,908	1,270	4,178

	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2023	2,341	4,233	6,574
Investments	2	2	4
Transfers to held for sale	−	(57)	(57)
Restructuring, capital decrease and others	−	(13)	(13)
Results in equity-accounted investments	114	(571)	(457)
Cumulative translation adjustments	72	212	284
Other comprehensive income	1	(45)	(44)
Dividends	(116)	(7)	(123)
Balance at March 31, 2024	2,414	3,754	6,168
(1) Includes other investments.
22.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

	Consolidated
	03.31.2025		12.31.2024
	E&P	Total	Total
Assets classified as held for sale
Investments	1	1	1
Property, plant and equipment	3,160	3,160	3,156
Total	3,161	3,161	3,157
Liabilities on assets classified as held for sale
Provision for decommissioning costs	4,457	4,457	4,418
Total	4,457	4,457	4,418

22.1 Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

41

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Transactions	Closing date	At the closing of the operation US$ million	Asset recognized in the period from January to March 2025		Asset recognized in previous periods US$ million	Value of contingent assets on 03/31/2025 US$ million
			US$ million	R$
Surplus volume of the transfer of rights agreement
Sépia and Atapu (1)	Apr/2022	5,263	73	419	1,272	3,918
Sales in previous Years
Riacho da Forquilha Pole	Dec/2019	62	−	−	58	4
Pampo and Enchova Pole	Jul/2020	650	36	205	303	311
Baúna Field	Nov/2020	285	8	45	253	24
Cricaré Pole	Dec/2021	118	−	−	106	12
Peroá Pole	Aug/2022	43	−	−	10	33
Papa-Terra	Dec/2022	90	17	97	32	41
Albacora Leste	Jan/2023	250	−	−	225	25
Norte Capixaba Pole	Apr/2023	66	−	−	33	33
Golfinho and Camarupim Poles	Aug/2023	60	−	−	20	40

Total		6,887	134	766	2,312	4,441

(1) The amount recorded in other operating income considers adjustment to present value (explanatory note 6).

23.	Finance debt

23.1 Balance by type of finance debt

	Consolidated		Parent Company
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Banking Market	20,159	17,512	20,020	17,374
Capital Market	13,425	13,775	12,934	13,301
Development banks (1)	3,091	3,146	−	−
Related Parties (note 27.3)	−	−	76,598	85,021
Others	13	13	−	−
Total in Brazil	36,688	34,446	109,552	115,696
Banking Market	21,454	22,853	9,749	10,308
Capital Market	70,166	75,949	−	−
Export Credit Agency	7,787	9,341	−	−
Related Parties (note 27.1)	−	−	414,367	458,716
Others	756	837	−	−
Total abroad	100,163	108,980	424,116	469,024
Total finance debt	136,851	143,426	533,668	584,720
Current	15,865	15,887	121,275	106,522
Noncurrent	120,986	127,539	412,393	478,198
(1) Includes BNDES.

The amount classified in current liabilities is composed of:

	Consolidated		Parent Company
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Short-term debt	79	60	18,798	28,707
Current portion of long-term debt	13,556	13,202	98,929	75,013
Accrued interest on short and long-term debt	2,230	2,625	3,548	2,802
Total	15,865	15,887	121,275	106,522

The capital market balance is mainly composed of R$ 66,962 in global notes, issued abroad by PGF, R$ 8,150 in debentures and R$ 4,784 in book-entry commercial notes, issued in Brazil by Petrobras.

The global notes mature between 2026 and 2115 and do not require collateral. Such financing was carried out in dollars and pounds, being 92% and 8% of the total global notes, respectively.

The debentures and commercial notes, due between 2026 and 2037, do not require real guarantees and are not convertible into shares or equity interests.

42

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

On March 31, 2025, there were no default, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2024. Petrobras fully, unconditionally and irrevocably guarantees its global notes issued in the capital markets by its wholly-owned subsidiary PGF and the loan agreements of its wholly-owned subsidiary PGT.

23.2 Changes in finance debt

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2024	34,446	108,980	143,426
Proceeds from finance debt	2,991	18	3,009
Repayment of principal (1)	(1,135)	(829)	(1,964)
Repayment of interest (1)	(657)	(2,162)	(2,819)
Accrued interest (2)	943	1,730	2,673
Foreign exchange/ inflation indexation charges	100	(486)	(386)
Translation adjustment	−	(7,088)	(7,088)
Balance at March 31, 2025	36,688	100,163	136,851

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2023	29,483	109,948	139,431
Proceeds from finance debt	8	−	8
Repayment of principal (1)	(713)	(3,598)	(4,311)
Repayment of interest (1)	(656)	(2,095)	(2,751)
Accrued interest (2)	620	1,982	2,602
Foreign exchange/ inflation indexation charges	282	228	510
Translation adjustment	−	3,098	3,098
Balance at March 31, 2024	29,024	109,563	138,587
(1) It includes pre-payments.
(2) It includes premium and discount over notional amounts, as well as related transaction costs.

23.3 Reconciliation with cash flows from financing activities - Consolidated

			2025			2024
			Jan-Mar			Jan-Mar
	Proceeds from financing	Repayment of principal	Repayment of interest	Proceeds from financing	Repayment of principal	Repayment of interest
Changes in financing	3,009	(1,964)	(2,819)	8	(4,311)	(2,751)
Related deposits (1)	−	(813)	(129)	−	(695)	(181)
Cash flows from financing activities	3,009	(2,777)	(2,948)	8	(5,006)	(2,932)
Amounts deposited for payment of obligations related to financing obtained from the China Development Bank (CDB), with semi-annual settlements in June and December.

In the three-month period ended March 31, 2025 the Company:

•	repaid several finance debts, in the amount of R$ 5,725; and
•	raised R$ 3,009, notably a long term proceeds in the domestic banking market, in the amount of R$ 2,979.

43

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

23.4 Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2025	2026	2027	2028	2029	2030 onwards	Total (1)	Fair value

Financing in U.S. Dollars (US$):	11,550	8,392	12,318	8,891	4,169	48,033	93,353	91,802
Floating rate debt (2)	10,670	6,434	8,430	3,004	826	1,632	30,996
Fixed rate debt	880	1,958	3,888	5,887	3,343	46,401	62,357
Average interest rate (p.a)	6.2%	6.4%	5.8%	5.4%	6.1%	6.6%	6.4%
Financing in Brazilian Reais (R$):	816	2,884	710	681	5,133	24,746	34,970	32,024
Floating rate debt(3)	741	706	181	181	181	21,779	23,769
Fixed rate debt	75	2,178	529	500	4,952	2,967	11,201
Average interest rate (p.a)	9.0%	10.5%	10.6%	10.7%	10.6%	8.8%	9.8%
Financing in Euro (€):	73	11	−	764	136	2,221	3,205	3,196
Fixed rate debt	73	11	−	764	136	2,221	3,205
Average interest rate (p.a)	4.6%	4.6%	−	4.6%	4.7%	4.7%	4.6%
Financing in Pound Sterling (£):	59	41	−	−	2,172	3,051	5,323	5,201
Fixed rate debt	59	41	−	−	2,172	3,051	5,323
Average interest rate (p.a)	6.1%	6.1%	−	−	6.1%	6.6%	6.3%
Total on March 31, 2025	12,498	11,328	13,028	10,336	11,610	78,051	136,851	132,223
Average interest rate (p.a)	6.9%	7.4%	7.1%	7.1%	7.6%	6.7%	6.9%	−
Total on December 31, 2024	15,887	11,538	14,023	11,096	11,019	79,863	143,426	137,549
Average interest rate (p.a)	7.0%	7.4%	7.1%	6.9%	7.3%	6.6%	6.8%

(1) The average maturity of outstanding debt as of March 31, 2025 is 12.19 years (12.52 years as of December 31, 2024).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.

As of March 31, 2025, the fair values of financing are mainly determined by using:

Level 1 - prices quoted in active markets, when applicable, in the amount of R$ 65,054 (R$ 69,193, on December 31, 2024); and

Level 2 - cash flow method discounted by the spot rates interpolated from the indexes (or proxies) of the respective financing, observed to the pegged currencies, and by the credit risk of Petrobras, in the amount of R$ 67,169 (R$ 68,356, on December 31, 2024).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 26.4.1.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2025	2026	2027	2028	2029	2030 onwards	03.31.2025	12.31.2024
Principal	10,572	11,181	13,327	11,011	11,936	80,790	138,817	145,353
Interest	6,809	9,334	8,232	7,185	6,916	82,195	120,671	126,247
Total (1)	17,381	20,515	21,559	18,196	18,852	162,985	259,488	271,600
(1) The nominal flow of leases is found in note 24.

23.5 Lines of credit

				03.31.2025
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV (1)	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV	Syndicate of banks	03/27/2019	02/27/2026	2,050	−	2,050
Total				7,050		7,050
In Brazil
Petrobras(2)	Banco do Brasil	03/23/2018	09/26/2030	2,000	−	2,000
Petrobras (3)	Banco do Brasil	10/04/2018	09/04/2029	4,000	−	4,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				6,329	−	6,329
(1) On April 08, 2024, the Revolving Credit Facility was reduced to US$ 4,110 million compared to the US$ 5,000 million contracted in 2021. Thus, US$ 5,000 million will be available for withdrawal until November 16, 2026 and US$ 4,110 million from November 16, 2026, to November 16, 2028.

(2)     On December 27, 2024, the credit line agreement with Banco do Brasil for R$ 2 billion was amended, extending the term to October 26, 2030.

(3)     On June 18, 2024, the credit line with Banco do Brasil was renewed, extending its term to September 4, 2029, and increasing its amount from R$ 2 billion to R$ 4 billion.

24.	Lease liability

Leases include, primarily, oil and natural gas production units, drilling rigs and other exploration and production equipment, ships, support vessels, helicopters, land and buildings. Changes in the balance of lease liabilities are presented below:

44

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Lessors in Brazil	Lessors Abroad	Total
Balance at December 31, 2024	33,959	196,082	230,041
Remeasurement/New agreements	2,303	25,404	27,707
Payment of principal and interest	(3,393)	(8,844)	(12,237)
Charges incurred in the period	688	2,986	3,674
Monetary and Exchange variation	(1,317)	(14,339)	(15,656)
Cumulative translation adjustments	−	(66)	(66)
Balance at March 31, 2025	32,240	201,223	233,463
Current			50,764
No Current			182,699

	Consolidated
	Lessors in Brazil	Lessors Abroad	Total
Balance at December 31, 2023	32,883	130,748	163,631
Remeasurement / New agreements	2,197	6,589	8,786
Payment of principal and interest (1)	(3,484)	(5,968)	(9,452)
Charges incurred in the period	693	2,051	2,744
Monetary and Exchange variation	458	4,171	4,629
Cumulative translation adjustments	−	30	30
Balance at March 31, 2024	32,747	137,621	170,368
Current			37,246
No Current			133,122

(1) The Statement of Cash Flow includes R$ 52 relating to the movement of liabilities held for sale.

As of March 31, 2025, the value of the lease liability of Petrobras Holding is R$ 240,109 (R$ 237,578 as of December 31, 2024), including leases and subleases with investee companies, mainly of Transpetro.

The nominal flow (not discounted) without considering the projected future inflation in the flows of the lease contracts, by maturity, is presented below:

	Consolidated
Maturity in	2025	2026	2027	2028	2029	2030 onwards	Total
Nominal value on March 31, 2025	40,762	43,029	32,978	23,368	18,870	194,714	353,721
Nominal value on December 31, 2024	54,719	38,027	29,824	21,527	17,991	179,217	341,305

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

	Consolidated
	2025	2024
	Jan-Mar	Jan-Mar
Variable payments	1,359	1,333
Up to 1 year maturity	10	154

Variable payments x fixed payments	11%	14%

At March 31, 2025, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is R$ 358,087 (R$ 402,710 at December 31, 2024).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 26.4.1.

25.	Equity

25.1 Share capital

As of March 31, 2025, the subscribed and paid-in capital in the amount of R$205,432 is represented by 12,888,732,761 shares, all registered, book-entry shares and with no par value, as follows:

	03.31.2025		12.31.2024
	Amount	Number of shares	Amount	Number of shares
Common	118,621	7,442,231,382	117,208	7,442,454,142
Preferred	86,811	5,446,501,379	88,224	5,602,042,788
Total of subscribed and paid-in-capital shares	205,432	12,888,732,761	205,432	13,044,496,930

45

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

On January 29, 2025, the Board of Directors approved the cancellation of a total of 155,764,169 treasury shares, without reducing the share capital, being 155,541,409 preferred shares and 222,760 common shares. The effects of the cancellation of shares on shareholders’ equity were reflected in the capital reserves (R$ 7) and retained earnings (R$ 5,563), against the treasury shares account, without reducing the share capital.

On April 16, 2025, the Annual General Shareholders Meeting approved a proposal to update the Company's Bylaws to reflect the current number of shares.

25.2	Profit Reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

							Parent Company
		Statutory Reserves
	Legal	R&D reserve	Capital remuneration	Tax incentives	Profit retention	Additional dividends proposed	Total
Balance at January 1, 2024	41,086	10,272	43,871	7,499	42,023	14,204	158,955
Balance at March 31, 2024	41,086	10,272	43,871	7,499	42,023	14,204	158,955

Balance at January 1, 2025	41,086	10,272	−	8,289	26,185	9,145	94,977
Cancellation of treasury shares	−	−	−	−	(5,563)	−	(5,563)
Balance at March 31, 2025	41,086	10,272	−	8,289	20,622	9,145	89,414

25.3 Distributions to shareholders

Dividends relating to 2024

On April 16, 2025, the Annual General Shareholders Meeting approved dividends relating to 2024, amounting to R$ 73,906, corresponding to R$ 5.73413520 per outstanding common and preferred share. This amount includes advances on remuneration to shareholders, monetarily updated by the variation in the Selic rate from the date of payment to December 31, 2024, in the amount of R$64,761, and the supplementary dividend of R$9,145 which, on December 31, 2024, is highlighted in shareholders’ equity as a proposed additional dividend.

The complementary dividends of R$ 9,145, equivalent to R$ 0.70954522 per outstanding common and preferred share, were reclassified from shareholders’ equity to liabilities on the date of approval on the Annual General Shareholders Meeting and will be paid in two installments, on May 20 and June 20, 2025, with the update by the Selic rate from December 31, 2024 until the date of each payment.

Dividends payable

As of March 31, 2025, there is no balance of dividends and interest on capital payable to the parent company's shareholders, as per the table below:

	Parent Company
	2025	2024
	Jan-Mar	Jan-Mar
Change on dividends payable
Initial balance	16,334	16,947
Payment	(16,587)	(17,182)
Monetary indexation	370	336
Transfers (unclaimed dividends)	(66)	(67)
Withholding income tax on interest on capital and monetary indexation (1)	(51)	(34)
Saldo final	−	−
(1) Includes withholding income tax on interest on capital deliberated in 2024 of R$ 14 and over monetary indexation of pad dividends in 2025 of R$ 37.

In the period from January to March 2025, Petrobras made the following dividend payments:

46

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Events	Payment date	Deliberated amount	Monetary Indexation	Withholding Income Tax on Monetary Indexation	Unclaimed dividends	Total paid
Dividends and interest on capital for the 3rd quarter of 2024 - 1st installment (1)	02/20/2025	7,773	147	(15)	(48)	7,857
Dividends and interest on capital for the 3rd quarter of 2024 – 2nd installment (2)	03/20/2025	8,547	223	(22)	(26)	8,722
Residual dividend payments from previous years		−	−	−	8	8
Total		16,320	370	(37)	(66)	16,587

(1) Gross amount deliberated of R$8,559, net of withholding income tax on interest on capital of R$786 collected in 2025.

(2) Gross amount deliberated of R$8,559, net of withholding income tax on interest on capital of R$12 collected in 2025.

Unclaimed dividends

As of March 31, 2025, the balance of dividends not claimed by shareholders of Petrobras is R$ 1,774 (R$ 1,708 on December 31, 2024) recorded as other current liabilities, as described in note 16. The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

Parent Company

	Jan-Mar/2025	Jan-Mar/2024
Changes in unclaimed dividends
Opening balance	1,708	1,630
Prescription	−	(2)
Transfers from dividends payable	66	67
Closing Balance	1,774	1,695

25.4 Earnings per share

	Consolidated and Parent Company
	2025	2024
	Jan-Mar	Jan-Mar
Basic and diluted denominator – Net income attributable to shareholders of Petrobras attributable equally between share classes
Net income of the period
Common	20,330	13,652
Preferred	14,879	10,048
	35,209	23,700

Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common	7,442,231,382	7,442,231,382
Preferred	5,446,501,379	5,477,508,412
	12,888,732,761	12,919,739,794

Basic and diluted earnings per share (R$ per share)
Common	2.73	1.83
Preferred	2.73	1.83

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares of 2024 is due to the Share repurchase program (preferred shares) which was closed on August 4, 2024, whose shares were cancelled in January 2025, as described in note 25.1.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

26.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, such as price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates.

The Company presents a sensitivity analysis for the period of one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

47

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The effects of derivative financial instruments and hedge accounting are set out as follows:

26.1 Statement of income

Consolidated Gains/ (losses) recognized in the period
	Jan-Mar/2025	Jan-Mar/2024
Exchange rate risk
Cross-currency Swap CDI x Dollar - Note 26.4.1 (b)	162	(5)
Other derivatives	(1)	−
Cash flow hedge on exports - Note 26.4.1 (a)	(4,228)	(3,452)
Interest rate risk
Swap IPCA X CDI - 26.4.1 (b)	68	(100)
Recognized in Net finance income (expense)	(3,999)	(3,557)
Price risk (commodity derivatives)
Recognized in other income and expenses	10	25
Total	(3,989)	(3,532)

The effects on the statement of income of derivative financial instruments reflect both outstanding transactions as well as transactions closed during the period.

26.2 Statement of comprehensive income

Consolidated Gains/ (losses) recognized in the period
	Jan-Mar/2025	Jan-Mar/2024
Hedge accounting
Cash flow hedge on exports - Note 26.4.1 (a)	33,168	(6,514)
Deferred income taxes	(11,277)	2,215
Total	21,891	(4,299)

26.3 Statement of financial position

Assets and liabilities

	03.31.2025	12.31.2024
Fair value Asset Position (Liability)
Open derivatives transactions	(244)	(624)
Closed derivatives transactions awaiting financial settlement	(71)	6
Recognized in Statements of Financial Position	(315)	(618)
Other assets (note 16)	508	181
Other liabilities (note 16)	(823)	(799)

The following table presents the details of the open derivative financial instruments held by the Company and represents its risk exposure:

48

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Notional amount		Fair value Asset position (Liability)		Fair value hierarchy	Maturity
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Derivatives not designated for hedge accounting
Foreign currency risk
Cross currency swap - CDI x US$ (1)	US$ 488	US$ 488	(559)	(650)	Level 2	2029
Short position/Foreign currency forwards (BRL/USD) (1)	US$ 8	US$ 20	−	1	Level 2	2025
Interest rate risk
Swap - IPCA X CDI	3,008	3,008	283	108	Level 2	2029/2034
Price risk
Future contracts – crude oil and oil products (2)	(201)	(1,450)	31	(83)	Level 1	2025
Swap – Soybean oil (3)	−	−	1	−	Level 2	2025
Total open derivative transactions			(244)	(624)
(1) Amounts in U.S. dollars representes millions of the respective currencies.
(2) Notional value in thousands of bbl.
(3) Notional value in thousands of tons (PBIO operations).

Commercial derivatives require guarantees, accounted for as other assets and/or other liabilities.

Consolidated Guarantees given (received) as collateral
	03.31.2025	12.31.2024
Commodity derivatives	229	426

Equity

Consolidated Cumulative losses in other comprehensive income (shareholders’ equity)
	03.31.2025	12.31.2024
Hedge accounting
Cash flow hedge on exports - Note 26.4.1 (a)	(64,926)	(98,094)
Deferred income taxes	22,076	33,353
Total	(42,850)	(64,741)

26.4	Market risks
26.4.1	Foreign exchange risk management
a)	Cash flow hedge involving the Company’s future exports

The Company uses hedge accounting for the risk arising from exchange rate variations of “highly probable future exports” (hedged item) by means of foreign exchange rate variations of proportions of certain obligations denominated in U.S. dollars (hedging instruments).

The carrying amounts, the fair value as of March 31, 2025, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.7422 exchange rate are set out below:

		Present value of hedging instrument notional value at 03.31.2025
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	April 2025 to March 2035	68,787	394,986

49

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Changes in the present value of hedging instrument notional value	US$ million	R$
Amounts designated as of December 31, 2024	65,900	408,073
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	8,842	51,444
Exports affecting the statement of income	(2,757)	(16,364)
Principal repayments / amortization	(3,198)	(18,748)
Foreign exchange variation	-	(29,419)
Amounts designated as of March 31, 2025	68,787	394,986
Nominal value of hedging instrument (finance debt and lease liability) at March 31, 2025	90,414	519,177

In the three-month period ended March 31, 2025, the Company recognized a R$ 479 gain within foreign exchange gains (losses) due to ineffectiveness (a R$ 39 loss in the same period of 2024).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 74.37%.

A roll-forward schedule of cumulative foreign exchange losses recognized in equity to be realized by future exports is set out below:

	Jan-Mar/2025	Jan-Mar/2024
Opening balance	(98,094)	(28,833)
Recognized in equity	28,940	(9,966)
Reclassified to the statement of income	4,228	3,452
Other comprehensive income (loss)	33,168	(6,514)
Closing balance	(64,926)	(35,347)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following future revisions of the Company’s business plans. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Business Plan 2025-2029, it would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of March 31, 2025, is set out below:

Consolidated
	2025	2026	2027	2028	2029	From 2030 on	Total
Expected realization	(9,705)	(13,513)	(14,099)	(10,319)	(8,601)	(8,689)	(64,926)

b)	Derivative financial instruments not designated for hedge accounting

In September 2019, Petrobras contracted a cross-currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and for CDI x U.S. Dollar operations, maturing in September 2024 and September 2029. In September 2024, the notional amount of the matured cross-currency swap was US$ 241 million.

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company makes contracts with highly rated banks.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy, which resulted in a 594 basis point effect on the estimated interest rate. The effect of this sensitivity analysis, keeping all other variables constant, is shown in the following table:

Financial Instruments	Reasonably possible scenario
SWAP CDI x USD	(67)

50

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

c)	Sensitivity analysis for foreign exchange risk on financial instruments

The sensitivity analysis only covers the exchange rate variation and maintains all other variables constant. The probable scenario is referenced on external sources like Focus bulletin and Thomson Reuters, making use of the exchange rate forecast for the end of the following year, as follows:

•	U.S. dollar x real - a 2.75% depreciation of the real;
•	Euro x U.S. dollar - a 1.9 % depreciation of the euro;
•	Pound sterling x U.S. dollar - a 1.4 % depreciation of the pound sterling.

The reasonably possible scenario has the same references and considers the risk of a 20% depreciation of the closing exchange rate of the quarter against the reference currency, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

		Consolidated
			Exposure	Probable scenario	Reasonably possible scenario
Risk	Financial instruments	In US$ million	R$
U.S. dollar / real	Assets	4,958	28,469	782	5,694
	Liabilities	(114,681)	(658,523)	(18,097)	(131,705)
	Foreign currency - cross currency swap	(488)	(2,804)	(77)	(561)
	Cash flow hedge over exports	68,787	394,986	10,855	78,997
	U.S. dollar/real	(41,424)	(237,872)	(6,537)	(47,575)
Euro / U.S. dollar	Assets	981	5,631	107	1,126
	Liabilities	(1,578)	(9,062)	(172)	(1,812)
	Euro/U.S. dollar	(597)	(3,431)	(65)	(686)
Sterling/U.S. dollar	Assets	939	5,394	76	1,079
	Liabilities	(1,853)	(10,642)	(149)	(2,128)
	Pound sterling/U.S. dollar	(914)	(5,248)	(73)	(1,049)
Others (1)	Assets	18	105	30	(15)
	Liabilities	(52)	(296)	(13)	(59)
	Others	(34)	(191)	17	(74)
Total		(42,969)	(246,742)	(6,658)	(49,384)
(1) Pound sterling/real, Euro/real and Peso/U.S.dollar.

26.4.2	Risk management of products prices - crude oil and oil products and other commodities

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Business Plan are being met.

The Company, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on March 31, 2025. Therefore, no effect is considered arising from outstanding operations in this scenario. The reasonably possible scenario reflects the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20%. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

	Consolidated
Risk	Operations	Probable scenario	Reasonably possible scenario
Derivatives not designated for hedge accounting
Crude oil and oil products - price changes	Future and forward contracts (Swap)	−	(506)
Soybean oil– Price changes	Future and forward contracts (Swap)	−	−
Foreign – Depreciation of R$ compared to US$	Forward contracts	−	(5)
Total		−	(511)

The positions with commodity derivatives are presented in note 26.3.

51

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.4.3	Interest rate risk management

The company preferentially does not use derivative financial instruments to manage exposure to interest rate fluctuations, as they do not cause material impacts, except in specific situations presented by Petrobras subsidiaries.

In this sensitivity analysis, the probable scenario represents the amounts to be disbursed by Petrobras relating to the payment of interest on debts linked to floating rates as of March 31, 2025. The reasonably possible scenario represents the disbursement if there is a 40% change on these rates, keeping all other variables constant.

Risk	Probable scenario	Reasonably possible scenario
SOFR 3M (1)	511	662
SOFR 6M (1)	425	504
SOFR O/N (1)	806	1,128
CDI	2,967	4,153
TR	25	35
TJLP	336	470
IPCA	400	560
	5,470	7,512
(1) It represents the Secured Overnight Financing Rate.
26.5	Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its strategic plan.

In this context, even these unaudited condensed interim financial statements presenting a negative net working capital, management believes it does not compromise its liquidity.

Additionally, the Company maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see note 23.5). The Company regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, since they are in line with the Company's liability management strategy, in order to improve its debt repayment profile and cost of debt.

The expected cash flows of finance debt and lease liabilities are presented in notes 23.4 and 24, respectively.

26.6	Credit risk

Credit risk management in Petrobras aims to mitigate the risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through the analysis, granting and management of credit, based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

As of March 31, 2025 the financial assets and cash equivalents and marketable securities, which are not past due nor considered to be credit impaired, present fair values equivalent to or do not differ significantly from their carrying amounts.

The effect of credit risk assessments on trade receivables is available in notes 9.2 and 9.3, which present expected credit losses.

27.	Related party transactions

The Company has a policy on Transactions with Related Parties that is reviewed and approved by the Board of Directors, as provided for in Petrobras' Bylaws.

The policy also aims to ensure adequate and diligent decision-making by the company's management.

52

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.1 Commercial transactions per operation with investees (Parent Company)

	03.31.2025			12.31.2024
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	14,780	75	14,855	30,075	100	30,175
Dividends receivable	322	−	322	363	−	363
Amounts related to construction of gas pipeline	−	778	778	−	887	887
Other operations	36	235	271	38	251	289
Advances to suppliers	120	1,402	1,522	133	1,409	1,542
Total	15,258	2,490	17,748	30,609	2,647	33,256
Liabilities
Lease liabilities (1)	(2,772)	(901)	(3,673)	(2,464)	(1,748)	(4,212)
Mutual operations	(1,220)	(99,626)	(100,846)	(763)	(111,782)	(112,545)
Prepayment of exports	(70,375)	(243,147)	(313,522)	(57,300)	(288,871)	(346,171)
Accounts payable to suppliers (note 11)	(8,424)	−	(8,424)	(9,461)	−	(9,461)
Purchases of crude oil, oil products and others	(7,332)	−	(7,332)	(8,463)	−	(8,463)
Affreightment of platforms	(277)	−	(277)	(333)	−	(333)
Advances from customers	(815)	−	(815)	(616)	−	(616)
Other operations	−	−	−	(49)	−	(49)
Total	(82,791)	(343,674)	(426,465)	(69,988)	(402,401)	(472,389)
(1)	Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16 / CPC 06 (R2) - Leases.

	2025 2024
	Jan-Mar	Jan-Mar
Result
Revenues, mainly sales revenues	33,721	32,455
Foreign exchange and inflation indexation charges, net (2)	14,820	(5,896)
Finance income (expenses), net (2)	(8,568)	(5,919)
Total	39,973	20,640
(2) Includes the amounts of R$78 of active exchange rate variation and R$82 of financial expense related to lease and sublease operations required by IFRS 16 / CPC 06 (R2) (R$38 of passive exchange rate variation and R$127 of financial expense for the period from January to March 2024).

27.2 Annual interest rates for loan operations

	Parent Company
		Liability
	03.31.2025	12.31.2024
De 7.01 to 8%	(39,157)	(42,676)
De 8.01 to 9%	(61,689)	(69,869)
Total	(100,846)	(112,545)

27.3 Non-standardized credit rights investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assignments of credit rights, performed and not performed, are recorded as financing in current liabilities.

	Parent Company
	03.31.2025	12.31.2024
Accounts receivable, net (note 9.1)	66,862	82,951
Credit rights assignments (note 23.1)	(76,598)	(85,021)

	2025 2024
	Jan-Mar	Jan-Mar
Financial Income FIDC-NP	2,073	957
Financial Expenses FIDC-NP	(2,076)	(818)
Net finance income (expense)	(3)	139

27.4 Guarantees

Petrobras has the procedure of granting guarantees to its equity interests for certain financial operations carried out in Brazil and abroad. The financial operations carried out by these equity interests and guaranteed by Petrobras present a balance of R$ 91,435 to be settled on March 31, 2025 (R$ 99,132 on December 31, 2024).

53

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The guarantees offered by Petrobras, mainly personal, non-remunerated, are based on contractual clauses that support financial transactions between subsidiaries/controlled companies and third parties, guaranteeing the assumption of compliance with a third party's obligation, if the original debtor fails to do so.

27.5 Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	03.31.2025		12.31.2024
	Asset	Liability	Asset	Liability
Joint ventures and associates
Petrochemical companies (associates)	401	34	401	8
Other associates and joint ventures	315	128	325	90
Subtotal	716	162	726	98
Brazilian government
Government bonds	5,706	−	6,898	−
Banks controlled by the Brazilian Government	79,198	18,524	74,496	16,563
Federal Government (1)	−	1,402	−	6,476
Pré-Sal Petróleo S.A. – PPSA	−	442	−	490
Others	1,260	997	1,454	529
Subtotal	86,164	21,365	82,848	24,058
Petros	280	1,209	272	1,450
Total	87,160	22,736	83,846	25,606
Current assets	8,876	2,896	9,639	8,557
Non-current assets	78,284	19,840	74,207	17,049

(1) Includes lease amounts.

The effect on the result of significant transactions is presented below:

	Consolidated
	2025 2024
	Jan-Mar	Jan-Mar
Joint ventures and associates
Petrochemical companies	4,751	4,094
Other associates and joint ventures	65	98
Subtotal	4,816	4,192
Public entities
Government bonds	174	229
Banks controlled by the Brazilian Government	(262)	78
Brazilian Government	(147)	(140)
Pré-Sal Petróleo S.A. – PPSA	(1,484)	47
Others	(388)	(31)
Subtotal	(2,107)	183
Petros	(23)	(24)
Total	2,686	4,351

Revenues, mainly sales revenues	4,783	4,163
Purchases and services	−	13
Operating income and expense	(1,870)	(23)
Foreign exchange and inflation indexation charges, net	(88)	(135)
Finance income (expenses), net	(139)	333
Total	2,686	4,351

Liabilities with pension plans of the company's employees and managed by Fundação Petros, which include debt instruments, are presented in note 13.

27.6 Compensation of key management personnel

The total remuneration of the members of the Board of Directors and Executive Board of Petrobras Holding are based on the guidelines established by the Secretariat for Coordination and Governance of State Companies - SEST, of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy and are presented below:

54

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

				Parent Company
	Jan-Mar/2025			Jan-Mar/2024
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	4.3	0.3	4.6	4.2	0.3	4.5
Social security and other employee-related taxes	1.2	0.1	1.3	1.1	0.1	1.2
Post-employment benefits (pension plan)	0.4	−	0.4	0.3	−	0.3
Total compensation recognized in the statement of income	5.9	0.4	6.3	5.6	0.4	6.0
Total compensation paid (1)	6.0	0.4	6.4	5.6	0.4	6.0
Monthly average number of members in the period	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members in the period	9.00	8.00	17.00	9.00	7.00	16.00

(1) Includes variable compensation for Administrators in the Executive Board.

In the period from January to March 2025, the consolidated expense with the total compensation of the company's officers and board members totaled R$ 16.56 (R$ 12.80 in the period from January to March 2024).

The remuneration of the members of the Advisory Committees to the Board of Directors must be considered apart from the global limit of the remuneration established for the administrators, that is, the amounts received are not classified as remuneration of the administrators.

The members of the Board of Directors who participate in the Statutory Audit Committees waive the remuneration of the Board of Directors, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016, and were entitled to a total remuneration of R$ 475 thousand in the period from January to March 2025 (R$ 561 thousand, considering social charges). In the period from January to March 2024, the remuneration accrued in the period was R$ 462 thousand (R$ 549 thousand, considering social charges).

On April 16, 2025, the Ordinary General Meeting set the remuneration of the directors (Executive Board and Board of Directors) at up to R$47.57 as the global limit of remuneration to be paid in the period between April 2025 and March 2026 (R$43.21 in the period between April 2024 and March 2025, set on April 25, 2024).

28.	Supplemental information on statement of cash flows
Consolidated
	Jan-Mar/2025	Jan-Mar/2024
Amounts paid during the period:
Withholding income tax paid on behalf of third parties	2,488	1,795
Transactions not involving cash
Purchase of property, plant and equipment on credit	2,341	105
Lease	28,645	9,451
Provision for decommissioning costs	34	314
Use of tax credits and judicial deposit for the payment of contingency	194	185
Earn Out related to Atapu and Sépia fields	403	237

28.1 Reconciliation of depreciation with Statements of Cash Flows

	Consolidated
	2025	2024
	Jan-Mar	Jan-Mar
Depreciation and depletion of Property, plant and equipment	22,926	19,489
Amortization of Intangible assets	169	169
	23,095	19,658
Depreciation of right of use - recovery of PIS/COFINS	(242)	(225)
Capitalized depreciation	(3,877)	(2,785)
Depreciation, depletion and amortization in the Statements of Cash Flows and Added Value	18,976	16,648
29.	Subsequent events

Dividends and interest on capital for the first quarter of 2025

On May 12, 2025, the Board of Directors approved the distribution of interim dividends and interest of capital of R$11,718 (R$0.90916619 per outstanding preferred and common share), based on the interim financial information for the period ended March 31, 2025, considering the application of the Shareholder Remuneration Policy formula, as per the table below:

			Parent Company
	Date of approval by the Board of Directors	Date of shareholder position	Amount per common and preferred share	Amount
Interim dividends	05.12.2025	06.02.2025	0.30844749	3,975
Interim interest on capital	05.12.2025	06.02.2025	0.60071870	7,743
Total of interim dividends and interest on capital			0.90916619	11,718

55

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

These dividends and interest on capital will be paid in two equal installments of R$5,859, on August 20, 2025 and September 22, 2025. The amounts will be updated by the variation of the Selic rate, from the date of the actual payment of each installment until the end of the fiscal year, on December 31, 2025, and will be discounted from the remuneration that will be distributed to shareholders at the end of the 2025 fiscal year.

30.	Correlation between the explanatory notes of December 31, 2024 and the ones of March 31, 2025
	Number of notes
Notes to the Financial Statements	Annual for 2024	Quarterly information for 1Q-25
Basis of preparation	2	1
Material accounting policies	3	2
Cash and cash equivalents and marketable securities	8	3
Sales revenues	9	4
Costs and expenses by nature	10	5
Other income and expenses, net	11	6
Net finance income (expense)	12	7
Information by operating segment	13	8
Trade and other receivables	14	9
Inventories	15	10
Trade payables	16	11
Taxes	17	12
Employee benefits	18	13
Provisions for legal proceedings, judicial deposits and contingent liabilities	19	14
Provision for decommissioning costs	20	15
Other assets and liabilities	21	16
Property, plant and equipment	23	17
Intangible assets	24	18
Impairment	25	19
Exploration and evaluation of oil and gas reserves	26	20
Disposal of assets and other transactions	29	22
Finance debt	30	23
Lease liability	31	24
Equity	32	25
Financial risk management	33	26
Related party transactions	34	27
Supplemental information on statement of cash flows	35	28
Subsequent events	36	29

The notes to the annual report 2024, which were suppressed in the interim financial statements of March 31, 2025 because they do not have significant changes and / or may not be applicable to interim financial information, are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Judgments and sources of estimation uncertainty	4
Climate Change	5
New standards and interpretations	6
Capital Management	7
The “Lava Jato (Car Wash) Operation” and its effects on the Company	22
Consortia (partnerships) in E&P activities	27

56

STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 27 of CVM Resolution 80, of March 29, 2022, the chief executive officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i)	reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the period ended on March 31, 2025;
(ii)	reviewed, discussed and agreed with the conclusions expressed in the report of KPMG Auditores Independentes Ltda., regarding the Interim Financial Statements of Petrobras for the period ended on March 31, 2025.

Rio de Janeiro, May 12, 2025.

Magda Maria de Regina Chambriard	Renata Faria Rodrigues Baruzzi Lopes
Chief Executive Officer	Chief Engineering, Technology and Innovation Officer

Clarice Coppetti	Ricardo Wagner de Araújo
Chief Corporate Affairs Officer	Chief Governance and Compliance Executive Officer

Claudio Romeo Schlosser	Sylvia Maria Couto dos Anjos
Chief Logistics, Commercialization and Markets Executive Officer	Chief Exploration and Production Executive Officer

Fernando Sabbi Melgarejo	William França da Silva
Chief of Finance and Investor Relations Executive Officer	Chief Industrial Processes and Products Officer

Mauricio Tiomno Tolmasquim
Chief Energy Transition and Sustainability Officer

57

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission - CVM, prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and the international accounting standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the individual and consolidated interim financial information of Petróleo Brasileiro S.A. - Petrobras (“the Company”), included in the quarterly information form - ITR for the quarter ended March 31, 2025, which comprises the statement of financial position as of March 31, 2025 and the respective statements of income, comprehensive income, changes in shareholders' equity and of cash flows for the three-months period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with the CPC 21 (R1) – Interim Financial Reporting and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim financial information based on our review.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

58

Scope of the review

We conducted our review in accordance with Brazilian and international standards on reviews of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of quarterly information - ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission.

Other matters - Statements of added value

The individual and consolidated interim financial information referred to above includes the individual and consolidated statements of added value (DVA) for the three-month period ended at March 31, 2025, prepared under responsibility of Company’s management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures carried out together with the review of the Company’s interim financial information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and its form and content are in accordance with the criteria defined in CPC 09 (R1) - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that those statements were not prepared, in all material respects, in accordance with the criteria set forth in this Standard with respect to the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, May 12, 2025

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Ulysses M. Duarte Magalhães

Accountant CRC RJ-092095/O-8

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

59

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer